                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                    Information furnished as at May 14, 1999







                        Intertek Testing Services Limited






                                  (REGISTRANT)


                                  25 Savile Row
                                 London, W1X 1AA
                                     England
                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)



(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)


                   Form 20-F|X|                 Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                                      Yes                  No |X|

                SCHEDULE OF INFORMATION CONTAINED IN THIS REPORT

Intertek Testing Services Limited financial statements for the three months to March 31, 1999


                                  Pages 1 - 43

INTERTEK TESTING SERVICES LIMITED

GENERAL

BUSINESS DESCRIPTION

Intertek Testing Services is a leading international group engaged in the testing, inspection and certification of manufactured goods and commodities. At March 31, 1999, ITS had 226 testing laboratories and 486 inspection offices in 83 countries.

ITS is comprised of five operating divisions, each focusing on the testing, inspection and certification of different manufactured goods and commodities. A description of each of the divisions is given below. In this report, the divisions are given the well established trade names under which they operate. The Environmental Testing Division ("Environmental"), which focused on the analysis of water, soil and air samples for toxic substances, was discontinued in August 1998. Central Costs comprising the overheads of the central head office and non-operating holding companies are allocated to operating divisions in proportion to their share of total revenues.


CALEB BRETT provides independent verification of the quantity and quality of crude oil, petroleum products and chemicals and, to a lesser extent, agricultural produce. It is a joint leader in the market for testing and inspecting petroleum and chemicals.

ETL SEMKO tests and certifies electrical and electronic products, building products, heating and ventilation and air conditioning equipment to ensure they meet with applicable safety and performance standards. ETL Semko also certifies the quality of management systems to standards such as ISO 9000. This division was previously known as Conformity Assessment. The new name represents the combined trade marks of ETL in North America and Semko in Sweden.

LABTEST is one of the largest international providers of testing and inspection services of textiles, toys and other consumer products. This division was previously known as Consumer Goods. The new name adopts the trade name under which the division has operated for many years.

FOREIGN TRADE STANDARDS ("FTS") provides inspection and testing services to government standards organisations to ensure that imports of specified products meet their safety and other national standards. FTS also provides independent pre-shipment inspection ("PSI") services to the governments of developing countries to assist them in the enforcement of customs duties and exchange controls. This division has changed its name from Foreign Trade SUPERVISION to Foreign Trade STANDARDS to reflect the dominance of standards testing in the division.

BONDAR CLEGG provides a laboratory testing service for samples from exploration and producing mines, principally of gold but also of copper, zinc and other minerals. This division was previously referred to as Minerals. The name of the division was changed to adopt the trade name of the division.

RESULTS OF OPERATIONS

The following table shows for the three months to March 31, 1998 ("Q1 98") and the three months to March 31, 1999 ("Q1 99"), revenues and operating income by the major divisions of Intertek Testing Services Limited (the "Company") and its subsidiaries (collectively "ITS"), as well as revenues by geographic area, expressed in thousands of pounds sterling ("pounds000"), except for percentages. The geographic area relates to the area where the operation is located, not the location of the clients. Overhead costs for the central head office and non-operating holding companies ("Central Costs") are allocated to operating divisions in proportion to their share of total revenues.

                                                                              Q1 98             Q1 99
                                                                            pounds000        pounds000
REVENUES BY DIVISION
    Caleb Brett                                                              27,992            31,125
    ETL Semko                                                                21,045            21,911
    Labtest                                                                  13,231            16,484
    Foreign Trade Standards                                                  14,205            15,003
    Bondar Clegg                                                              4,076             2,568
                                                                  ------------------------------------
    CONTINUING OPERATIONS                                                    80,549            87,091
    Discontinued operation                                                    2,610                 -
                                                                  ------------------------------------
    TOTAL                                                                    83,159            87,091
                                                                  ------------------------------------
                                                                  ------------------------------------
OPERATING INCOME/(LOSS) BEFORE EXCEPTIONAL ITEMS
    Caleb Brett                                                               2,881             2,623
    ETL Semko                                                                 2,297             2,560
    Labtest                                                                   2,396             3,313
    Foreign Trade Standards                                                   1,390             1,612
    Bondar Clegg                                                                (7)             (749)
                                                                  ------------------------------------
    CONTINUING OPERATIONS                                                     8,957             9,359
    Discontinued operation                                                    (948)                 -
                                                                  ------------------------------------
    TOTAL                                                                     8,009             9,359
                                                                  ------------------------------------
                                                                  ------------------------------------
REVENUES BY GEOGRAPHICAL AREA
    Americas                                                                 35,390            34,877
    Europe, Africa and Middle East                                           29,079            32,631
    Asia and Far East                                                        16,080            19,583
                                                                  ------------------------------------
    CONTINUING OPERATIONS                                                    80,549            87,091
    Discontinued operation                                                    2,610                 -
                                                                  ------------------------------------
    TOTAL                                                                    83,159            87,091
                                                                  ------------------------------------
                                                                  ------------------------------------
TOTAL REVENUES                                                               83,159            87,091
Operating costs                                                            (74,832)          (75,873)
Share of operating (loss)/profit in associates                                (301)                11
                                                                  ------------------------------------
OPERATING INCOME                                                              8,026            11,229
                                                                  ------------------------------------
                                                                  ------------------------------------

------------------------------------------------------------------------------------------------------
OPERATING INCOME BEFORE EXCEPTIONAL ITEMS
Continuing operations                                                         8,957             9,359
Discontinued operation                                                        (948)                 -
                                                                  ------------------------------------
                                                                              8,009             9,359
EXCEPTIONAL ITEMS CREDITED TO OPERATING INCOME
Continuing operations                                                            17             1,870
                                                                  ------------------------------------
OPERATING INCOME AFTER EXCEPTIONAL ITEMS                                      8,026            11,229
------------------------------------------------------------------------------------------------------

RESULTS OF OPERATIONS AT COMPARABLE EXCHANGE RATES

Although for the purposes of reporting obligations, the Accounts of ITS are reported in pounds sterling ("GBP" or "pounds"), over 50% of ITS' revenues are denominated in U.S. dollars ("USD") or currencies linked to the U.S. dollar, such as the Hong Kong dollar ("HKD"). ITS' borrowings, interest payments and debt repayments are also denominated mainly in USD and HKD. Each of ITS' 150 subsidiaries worldwide prepares financial statements in the currency most appropriate to its business, usually the currency of the country in which such subsidiary is domiciled. Where material transaction exposure from currency rate movements exists, appropriate forward foreign exchange contracts are undertaken to minimise this exposure. A translation exposure exists to the extent that the consolidated accounts of ITS are shown in GBP. It is not ITS' policy to hedge this exposure.

The results of overseas operations are translated into GBP at the cumulative average exchange rates ("CAR") for the period. Therefore, the comparison of ITS' results between periods can be affected by fluctuations in exchange rates which are unrelated to the underlying operational performance of its businesses. The following table sets forth, for the periods indicated, the growth rates of revenues and operating income of ITS' main business divisions at actual exchange rates for the period and at prior year ("comparable") exchange rates for the period.


GROWTH RATES AT ACTUAL AND COMPARABLE EXCHANGE RATES




                                    --------------------- ---------------------- ----------------------
                                             Q1 98                  Q1 99               % GROWTH
                                     poundsm      %      poundsm        %       Actual       Compa-
                                                                                               rable
                                    ---------- ---------- ----------- ---------- ---------- -----------
REVENUES
Caleb Brett                              28.0         34        31.1         36       11.1        12.1
ETL Semko                                21.1         25        21.9         25        3.8         3.3
Labtest                                  13.2         16        16.5         19       25.0        25.0
Foreign Trade Standards                  14.2         17        15.0         17        5.6         4.2
Bondar Clegg                              4.1          5         2.6          3     (36.6)      (34.1)
                                    ---------- ---------- ----------- ---------- ---------- -----------
CONTINUING OPERATIONS                    80.6         97        87.1        100        8.1         8.2
Discontinued operation                    2.6          3           -          -    (100.0)     (100.0)
                                    ---------- ---------- ----------- ---------- ---------- -----------
TOTAL                                    83.2        100        87.1        100        4.7         4.8
                                    ---------- ---------- ----------- ---------- ---------- -----------
                                    ---------- ---------- ----------- ---------- ---------- -----------

OPERATING INCOME/(LOSS) BEFORE
EXCEPTIONAL ITEMS:

Caleb Brett                               2.9         36         2.7         29      (6.9)       (6.9)
ETL Semko                                 2.3         29         2.6         28       13.0        13.0
Labtest                                   2.4         30         3.3         35       37.5        37.5
Foreign Trade Standards                   1.4         18         1.6         17       14.3        14.3
Bondar Clegg                                -          -       (0.8)        (9)          -           -
                                    ---------- ---------- ----------- ---------- ---------- -----------
CONTINUING OPERATIONS                     9.0        113         9.4        100        4.4         4.4
Discontinued operation                  (1.0)       (13)           -          -    (100.0)     (100.0)
                                    ---------- ---------- ----------- ---------- ---------- -----------
TOTAL                                     8.0        100         9.4        100       17.5        17.5
                                    ---------- ---------- ----------- ---------- ---------- -----------
                                    ---------- ---------- ----------- ---------- ---------- -----------


The Actual percentage growth represents the percentage increase or decrease of one quarter over the prior quarter where each quarter is translated into GBP at the CAR applicable to each of those quarters.

The Comparable percentage growth represents the percentage increase or decrease of one quarter over the prior quarter where both quarters are translated into GBP at the CAR applicable to the earlier of the two quarters.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS TO MARCH 31, 1999 COMPARED WITH THREE MONTHS TO MARCH 31, 1998

OPERATING AND FINANCIAL REVIEW

A discussion of ITS' performance for Q1 98 compared to Q1 99 is given below, followed by a detailed review of the performance of each division.

REVENUES

                                             Q1 98         Q1 99         GROWTH
                                           poundsm      poundsm       poundsm
                                        -------------- ------------- --------------
CONTINUING OPERATIONS                            80.6          87.1            6.5
Actual growth %                                                               8.1%
Comparable growth %                                                           8.2%
                                        -------------- ------------- --------------


Revenues in Q1 are adversely affected by the Chinese New Year holiday which reduces all activity in the Asia Pacific region. In Q1 99, ITS' total revenues for continuing business grew by 8.1% or pounds6.5 million, from pounds80.6 million in Q1 98 to pounds87.1 million in Q1 99.

All continuing divisions contributed to the growth in ITS revenues, apart from Bondar Clegg. The Environmental Testing division was sold in August 1998 and its revenues of pounds2.6 million for Q1 98 are shown as a discontinued operation.


REVENUES BY LOCATION                        Q1 98         Q1 99         GROWTH
                                          poundsm      poundsm       poundsm
                                        -------------- ------------- --------------
Americas                                         35.4          34.9          (0.5)
Europe, Africa and Middle East                   29.1          32.6            3.5
Asia and Far East                                16.1          19.6            3.5
                                        -------------- ------------- --------------
TOTAL CONTINUING OPERATIONS                      80.6          87.1            6.5
                                        -------------- ------------- --------------


The decline in revenues in the Americas was attributable to the decline in revenues in Bondar Clegg and FTS. The decline in FTS was compensated by increases in revenues in the other regions but Bondar Clegg revenues declined in every region.

OPERATING COSTS BEFORE EXCEPTIONAL ITEMS

                                              Q1 98         Q1 99         GROWTH
                                            poundsm       poundsm      poundsm
                                        -------------- ------------- --------------
CONTINUING OPERATIONS                            71.6          77.7            6.1
Actual growth %                                                               8.6%
Comparable growth %                                                           8.9%
                                        -------------- ------------- --------------


Operating costs in continuing operations increased by pounds6.1 million in Q1 99 over Q1 98.

From January 1, 1998, ITS adopted Financial Reporting Standard 10 in relation to goodwill arising on acquisitions. This has resulted in an increase in operating costs of pounds0.2 million in Q1 99 for goodwill amortisation which was largely attributable to the acquisitions undertaken by Caleb Brett after March 1998. The cost reduction programme in Bondar Clegg continued and restructuring costs of approximately pounds0.2 million were incurred in Q1 99.

OPERATING INCOME BEFORE EXCEPTIONAL ITEMS

                                             Q1 98         Q1 99         GROWTH
                                           poundsm      poundsm       poundsm
                                        -------------- ------------- --------------
CONTINUING OPERATIONS                             9.0           9.4            0.4
Actual growth %                                                               4.4%
Comparable growth %                                                           4.4%
Operating margin %                              11.2%         10.8%         (0.4)%
                                        -------------- ------------- --------------


Operating income from continuing operations increased by pounds0.4 million in Q1 99 over Q1 98.

Operating income in Q1 99 increased over Q1 98 in all divisions apart from Caleb Brett and Bondar Clegg. The decline in Caleb Brett in Q1 99 was due to goodwill amortisation of pounds0.2 million. The operating margin for continuing businesses suffered in Q1 99 due to the loss sustained by Bondar Clegg. The Environmental Testing division generated an operating loss of pounds1.0 million in Q1 98 and this is shown as a discontinued operation.

EXCEPTIONAL INCOME/(COSTS)

OPERATING EXCEPTIONAL ITEMS                                 Q1 98         Q1 99
                                                          poundsm       poundsm
                                                       -------------- -------------
FTS
Provision against Nigerian invoices                             (4.7)         (5.1)
Payments from Nigerian Government                                4.7           8.9
                                                       -------------- -------------
Sub total                                                         --           3.8
Restructuring costs                                               --          (2.0)
                                                       -------------- -------------
                                                                  --           1.8
                                                       -------------- -------------
CALEB BRETT
Provision against Nigerian invoices                               --          (0.3)
Payments from Nigerian Government                                 --           0.4
                                                       -------------- -------------
                                                                  --           0.1
                                                       -------------- -------------

TOTAL OPERATING EXCEPTIONAL INCOME                                --           1.9
                                                       -------------- -------------



Due to the irregular nature of the payments received from the Nigerian Government for the PSI programmes in the FTS division, in April 1997, ITS adopted a policy of making full provision against all unpaid invoices relating to this client, and income is only recognised once payments are received. In Q1 98, invoices totalling pounds4.7 million were issued and payments of pounds4.7 million received in settlement of prior period invoices, therefore the exceptional charge for the invoices was offset by the exceptional credit for the cash resulting in a nil charge. In Q1 99, invoices totalling pounds5.1 million were issued and payments totalling pounds8.9 million were received from the Nigerian Government in settlement of FTS invoices up to March 1998, resulting in a net exceptional credit of pounds3.8 million.

In January 1999, FTS adopted a policy of only carrying out PSI work for the Nigerian Government if FTS was first paid by the exporter of the goods, on the understanding that FTS would refund the money to the exporter when FTS is paid by the Nigerian Government. During Q1 99 invoices totalling pounds5.1 million were issued for PSI work and payments of pounds3.7 million were collected from exporters. These payments are held as accounts payable in the balance sheet at March 31, 1999. The debt due from the Nigerian Government at March 31, 1999 was pounds20.2 million before deducting payments from exporters and pounds16.5 million after deducting payments from exporters. Discussions are continuing with representatives of the Nigerian Government regarding the payment of the remaining debt.

The Nigerian Government terminated all PSI programmes on March 31, 1999. FTS expects to lose annual revenues of approximately pounds21.5 million from that date as a result of the termination of these programmes and the division is being restructured at an expected cost of pounds2.0 million.

Caleb Brett also carried out inspections for the Nigerian Government which were related to oil exports. Payments of pounds0.4 million were received from the Nigerian Government in Q1 99 settling invoices up to March 1998. Invoices totalling pounds0.3 million were issued in Q1 99 resulting in a net exceptional credit to the profit and loss account of pounds0.1 million. These invoices are not subject to payments from exporters. The debt due to Caleb Brett was pounds1.7 million at March 31, 1999. A payment of pounds1.0 million was received on May 13, 1999 from the Nigerian Government in settlement of invoices up to September 1998. Discussions are continuing with representatives of the Nigerian Government regarding the payment of the remaining debt.

The oil export monitoring scheme was also cancelled by the Nigerian Government on March 31, 1999 and Caleb Brett no longer performs inspections under this programme.


NON-OPERATING EXCEPTIONAL ITEMS

                                                            Q1 98         Q1 99
                                                          poundsm      poundsm
                                                       -------------- -------------
ETL SEMKO
Proceeds from disposal                                            --           3.3
Less attributable goodwill                                        --          (1.1)
                                                       -------------- -------------
TOTAL NON-OPERATING EXCEPTIONAL ITEMS                             --           2.2
                                                       -------------- -------------


ETL Semko disposed of a non-core activity in the U.S. in February 1999 for a net consideration of pounds3.3 million. After deducting attributable goodwill of pounds1.1 million, this disposal generated an exceptional credit of pounds2.2 million in Q1 99. The disposal proceeds of pounds3.3 million will be used to prepay ITS' Senior Term A Loan in June 1999.

NET INTEREST EXPENSE

                                             Q1 98         Q1 99         GROWTH
                                           poundsm       poundsm      poundsm
                                        -------------- ------------- --------------
CONTINUING OPERATIONS                             7.4           8.1            0.7
Actual growth %                                                               9.5%
                                        -------------- ------------- --------------


Net interest expense increased by pounds0.7 million in Q1 99 over Q1 98. This increase was principally due to the additional Parent Subordinated PIK Debentures issued during 1998 and increased usage of the Revolving Credit Facility.



INCOME TAXES

                                             Q1 98         Q1 99         GROWTH
                                           poundsm       poundsm      poundsm
                                        -------------- ------------- --------------
INCOME TAX CHARGE                                 0.3           0.9            0.6
                                        -------------- ------------- --------------


A tax charge of pounds0.9 million was made against income in Q1 99 compared to a charge of pounds0.3 million in Q1 98. In Q1 98 and Q1 99, the tax charge was calculated by applying the estimated tax rate for the full year to the income before tax for the quarter before adjusting for exceptional items. The estimated tax rate for the full year 1999 has increased over the estimated tax rate for the full year 1998 to reflect the final tax rate for the full year 1998. Exceptional items have been tax effected, as appropriate.

OPERATING AND FINANCIAL REVIEW BY DIVISION

A discussion of the performance of each of the operating divisions for Q1 98 compared to Q1 99 is given below.

CALEB BRETT

OPERATING RESULTS                           Q1 98         Q1 99         GROWTH
                                          poundsm      poundsm       poundsm
                                        -------------- ------------- --------------
REVENUES                                         28.0          31.1            3.1
Actual growth %                                                              11.1%
Comparable growth %                                                          12.1%

OPERATING INCOME                                  2.9           2.7          (0.2)
Actual growth %                                                             (6.9)%
Comparable growth %                                                         (6.9)%
Operating margin %                              10.4%          8.7%         (1.7)%
                                        -------------- ------------- --------------


At actual rates, revenues from Caleb Brett increased by pounds3.1 million in Q1 99 over Q1 98 and operating income decreased by pounds0.2 million in Q1 99 over Q1 98. The revenues increased in Q1 99 due to the acquisitions made during the year ended December 31, 1998. Excluding the acquisitions, revenues increased by pounds1.3 million in Q1 99 over Q1 98. In 1998, there was increased demand for petroleum inspection and testing because oil companies increased their inventories whilst the oil price was low. In Q1 99, the oil companies utilised their inventories and the demand for testing and inspection services reduced.

In some instances, Caleb Brett has also had to reduce its prices in order to satisfy the demands of the oil companies cost cutting measures. Furthermore, in Hong Kong, the ban on transhipping cargo into China which was introduced in 1998 has strengthened, causing a reduction in hydrocarbon inspection and testing and in surveys of damaged cargo. Caleb Brett is responding to these factors by reducing costs in the countries affected. The oil price increased at the end of Q1 99 and the demand for petroleum inspection and testing increased.

The Europe, Africa and Middle East region performed well in Q1 99. Revenues increased by pounds2.5 million or 26.5% in Q1 99 over Q1 98 and operating income increased by pounds0.2 million in Q1 99 over Q1 98. This was partly due to the acquisitions made after Q1 98 which contributed pounds1.8 million to revenues and pounds0.2 million to operating income in Q1 99. Operating costs increased by pounds0.2 million in Q1 99 due to the amortisation of goodwill arising on these acquisitions.

Caleb Brett completed a small infill acquisition in Australia at a cost of pounds0.1 million in Q1 99.

ETL SEMKO (FORMERLY CONFORMITY ASSESSMENT)

OPERATING RESULTS                            Q1 98         Q1 99         GROWTH
                                           poundsm      poundsm       poundsm
                                        -------------- ------------- --------------
REVENUES                                         21.1          21.9            0.8
Actual growth %                                                               3.8%
Comparable growth %                                                           3.3%

OPERATING INCOME                                  2.3           2.6            0.3
Actual growth %                                                              13.0%
Comparable growth %                                                          13.0%
Operating margin %                              10.9%         11.9%           1.0%
                                        -------------- ------------- --------------

At actual rates, revenues from ETL Semko increased by pounds0.8 million in Q1
99 over Q1 98 and operating income increased by pounds0.3 million in Q1 99 over Q1 98. ETL Semko experienced a small decrease in revenues in the Americas region in Q1 99 over Q1 98 partly due to delays in telecommunication testing caused by some clients experiencing technical problems due to the rapid development of technology in the telecommunications industry and partly due to the disposal of the Compliance Engineering magazine, which was sold in February 1999 for pounds3.3 million. Revenues in Europe and Asia increased due to both market growth and expanded market share. Operating income increased in all regions in Q1 99 over Q1 98. In Q1 99, ITS bought the remaining 50% share of GS3, the semi conductor business in the U.S., from its joint venture partner, at a cost of pounds0.6 million and a new electrical testing facility was opened in Taiwan.


LABTEST (FORMERLY CONSUMER GOODS)

OPERATING RESULTS                            Q1 98         Q1 99         GROWTH
                                           poundsm      poundsm       poundsm
                                        -------------- ------------- --------------
REVENUES                                         13.2          16.5            3.3
Actual growth %                                                              25.0%
Comparable growth %                                                          25.0%

OPERATING INCOME                                  2.4           3.3            0.9
Actual growth %                                                              37.5%
Comparable growth %                                                          37.5%
Operating margin %                              18.2%         20.0%           1.8%
                                        -------------- ------------- --------------


At actual rates, revenues from Labtest increased by pounds3.3 million in Q1 99 over Q1 98 and operating income increased by pounds0.9 million in Q1 99 over Q1
98. Over 60% of Labtest revenues are generated in Asia and Q1 is particularly affected by the Chinese New Year holidays. Textile testing continued to expand with the opening of a new textile testing laboratory in France in Q1 99 and the establishment of a laboratory in San Francisco. Sales offices were opened in Italy and Spain in Q1 99 and a new Risk Assessment Management programme for McDonalds commenced in March 1999.

One of the Labtest's largest textile customers accounting for about 2% of revenues of the division has indicated that it will be undertaking a cost cutting exercise in 1999. Labtest will adjust its cost base accordingly.


FOREIGN TRADE STANDARDS

OPERATING RESULTS                           Q1 98         Q1 99         GROWTH
                                          poundsm      poundsm       poundsm
                                         ------------- ------------- --------------
REVENUES                                         14.2          15.0            0.8
Actual growth %                                                               5.6%
Comparable growth %                                                           4.2%

OPERATING INCOME BEFORE EXCEPTIONALS              1.4           1.6            0.2
Actual growth %                                                              14.3%
Comparable growth %                                                          14.3%
Operating margin %                               9.9%         10.7%           0.8%
                                         ------------- ------------- --------------


At actual rates, revenues from FTS increased by pounds0.8 million in Q1 99 over Q1 98 and operating income increased by pounds0.2 million in Q1 99 over Q1 98.

The standards testing programme with the Saudi Arabian Standards Organisation continued to grow. Revenues increased pounds0.3 million in Q1 99 over Q1 98. A new standards testing programme with the Government of Uzbekistan commenced in Q1 99, although due to delayed implementation and start-up costs it has not yet generated any significant operating income.

As previously reported, the Government of Nigeria terminated all pre-shipment inspection programmes on March 31, 1999. The FTS division was restructured in Q1 99 and ITS intends to make further cost reductions. The cost of the restructuring is expected to be pounds2.0 million and this was charged as an exceptional cost in Q1 99.

BONDAR CLEGG (FORMERLY MINERALS)

OPERATING RESULTS                           Q1 98         Q1 99       DECREASE
                                           poundsm     poundsm      poundsm
                                        -------------- ------------- --------------
REVENUES                                          4.1           2.6          (1.5)
Actual growth %                                                            (36.6)%
Comparable growth %                                                        (34.1)%

OPERATING LOSS                                     --         (0.8)          (0.8)
                                        -------------- ------------- --------------


At actual rates, revenues from Bondar Clegg decreased by pounds1.5 million in Q1 99 over Q1 98 and the operating loss increased by pounds0.8 million in Q1 99 over Q1 98.

The demand for minerals testing has not improved, partly due to the low price of gold. The cost reduction programme is continuing and restructuring costs of pounds0.2 million were incurred in Q1 99. The future of Bondar Clegg is under review by ITS management.


DISCONTINUED OPERATION

OPERATING RESULTS                           Q1 98         Q1 99         DECREASE
                                          poundsm       poundsm       poundsm
                                        -------------- ------------- --------------
REVENUES                                          2.6            --          (2.6)

OPERATING LOSS                                  (1.0)            --            1.0
                                        -------------- ------------- --------------


The Environmental Testing division was sold in August 1998.

FINANCIAL CONDITION AND LIQUIDITY

At March 31, 1999, ITS had cash of pounds23.1 million and net borrowings of pounds302.3 million compared to cash of pounds16.8 million and net borrowings of pounds295.8 million at December 31, 1998.

ITS reported cash inflow from operating activities of pounds13.9 million in Q1 99 and pounds5.5 million in Q1 98. Net cash inflow from operating activities includes operating income after operating exceptionals, before depreciation and other non-cash items, as well as working capital movements. The increase in net cash inflow from operating activities in Q1 99 is attributable to the payments received from the Nigerian Government of pounds9.3 million and payments from Nigerian exporters of pounds3.7 million.

Expenditure on tangible fixed assets amounted to pounds2.1 million in Q1 99 and pounds2.4 million in Q1 98. ITS' investment in tangible fixed assets was primarily in laboratory equipment and information technology.

During Q1 99, the cash outflow on acquisitions was pounds3.6 million and pounds0.2 million in Q1 98. The cash outflow in Q1 99 included the payment of pounds2.9 million for deferred consideration on an acquisition made in 1998, and pounds0.7 million for acquisitions made in Q1 99. ITS received pounds3.3 million for the disposal of its Compliance Engineering magazine in Q1 99.

At March 31, 1999, ITS had total borrowings of pounds312.7 million less unamortised debt issuance costs of pounds10.4 million. An analysis of borrowings is given in the table below.

BORROWINGS                                 December 31, 1998      March 31, 1999
                                               poundsm              poundsm
                                        ----------------------- -------------------
Senior Subordinated Notes                              120.9               124.5
Senior Term Loan A                                      73.7                75.4
Senior Term Loan B                                      35.1                35.3
Senior Revolving Credit Facility                        16.3                13.5
Parent Subordinated PIK Debentures                      59.2                63.1
Other borrowings                                         1.4                 0.8
                                        ----------------------- -------------------
TOTAL BORROWINGS                                       306.6               312.7
Debt issuance costs                                    (10.8)              (10.4)
                                        ----------------------- -------------------
NET BORROWINGS                                         295.8               302.3
                                        ----------------------- -------------------
                                        ----------------------- -------------------


In Q1 99, ITS paid net interest of pounds0.4 million on the Revolving Credit Facility and other borrowings. The interest on the Parent Subordinated PIK Debentures for the period November 8, 1998 to February 1, 1999 of pounds1.9 million was funded by a further issue of Parent Subordinated PIK Debentures on February 1, 1999.

Apart from a small amount of the Revolving Credit Facility, all the borrowings are denominated in currencies other than GBP so the outstanding amount in GBP is affected by exchange rate fluctuations. The apparent increases in the Senior Subordinated Notes and the Senior Term Loans are caused by currency fluctuations. The Parent Subordinated PIK Debentures increased by pounds1.9 million due to the issue of new debentures and pounds2.0 million due to currency fluctuations. Repayments of pounds2.8 million against the Revolving Credit Facility and pounds0.6 million against other borrowings were made in Q1 99.

On April 26, 1999, ITS completed an equity offer which raised pounds20.0 million. The cash will be used to fund acquisitions and working capital. Revised banking arrangements were also effective from April 26, 1999. These principally provide for delayed repayment of the Senior Term A Loans, but some of the repayments from the Nigerian Government and some of the proceeds from disposals will result in earlier repayments. The proceeds of pounds3.3 million received from the disposal of the Compliance Engineering magazine will be used to prepay the Senior Term A Loans when the next capital repayments fall due on June 15, 1999.

ITS paid dividends of pounds0.6 million to minority shareholders in Q1 99 and pounds0.4 million in Q1 98.

Subject to the provisions of the agreement under which the loans to finance the acquisition of the business were made, and subject to certain exceptions and applicable law, there are no restrictions on the ability of: (a) the Company or any of its direct and indirect subsidiaries from paying dividends or making any other distributions or loans or advances to Intertek Finance plc, the issuer of the Senior Subordinated Notes or (b) the direct and indirect subsidiaries of the Company from paying dividends or making any other distributions or loans or advances to the Company.


GENERAL

The financial statements have been prepared in accordance with U.K. GAAP which differs in certain significant respects from U.S. GAAP. The most significant differences between U.S. GAAP and U.K. GAAP are described in Note 12 to the Consolidated Financial Statements of ITS.

EXCHANGE RATES

Exchange rates used for translating local currencies into GBP for significant currencies in which ITS operates are shown in the following table.

CUMULATIVE AVERAGE EXCHANGE RATES USED TO TRANSLATE INCOME AND COSTS INTO GBP


                                                 Three months to     Three months to
                                                  March 31, 1998      March 31, 1999
                                               ------------------ -------------------
U.S. Dollar                                                 1.66                1.65
Hong Kong Dollar                                            12.8                12.8
Swedish Kroner                                              13.2                13.1
                                               ------------------ -------------------


Revenues and operating income for Q1 98 have been translated into GBP using the cumulative average exchange rate for the three months to March 31, 1998. Revenues and operating income for Q1 99 have been translated into GBP using the cumulative average exchange rate for the three months to March 31, 1999.

To remove the effects of currency exchange rate movements when comparing the revenues and operating income for Q1 98 and Q1 99, the results on page 4 show the percentage growth of Q1 99 over Q1 98 at both actual exchange rates and comparable exchange rates.

INVESTIGATIONS BY THE U.S. ENVIRONMENTAL PROTECTION AGENCY

Two of ITS' subsidiary corporations are currently involved in investigations by the U.S. Environmental Protection Agency ("EPA"). Details of each investigation are given below:

CALEB BRETT USA, INC.

In February 1997, Caleb Brett through its routine quality assurance and quality control procedures, discovered evidence of false testing results at the Caleb Brett laboratory in Linden, New Jersey which involved testing of gasoline to certain standards set by the EPA.

Caleb Brett promptly reported its findings to the EPA. This matter has been referred to the U.S. Department of Justice by the EPA, and civil and criminal investigations are underway.

Caleb Brett requested inclusion in the EPA's Voluntary Disclosure Program. Under this program it may be possible to foreclose criminal, but not civil penalties.

As part of the co-operation with the EPA, Caleb Brett appointed a Compliance Director and introduced more stringent compliance protocols which have been presented to the EPA. These compliance procedures are now fully implemented.

It is not yet possible to estimate the cost of any civil or criminal penalties arising from this matter, however, on the basis of currently available information, the directors consider that the outcome is unlikely to have a material effect on the financial position of ITS. Possible rights of recovery against Inchcape plc under the Share Purchase Deed are being pursued.


INTERTEK TESTING SERVICES ENVIRONMENTAL LABORATORIES, INC.

In December 1997, Intertek Testing Services Environmental Laboratories, Inc. ("ITS Environmental") discovered certain discrepancies in reported testing results at its facility in Richardson, near Dallas, Texas ("Dallas"). A further investigation by the Quality Assurance/Quality Control department of ITS Environmental revealed that technicians at the Dallas facility had at various times manually integrated data and improperly calibrated test equipment in a way that may have skewed the accuracy of the test results that have been reported, but not necessarily the basic data recorded in the testing equipment.

ITS Environmental promptly reported these discrepancies to the EPA and to clients. Civil and criminal investigations are under way. A government investigation at the ITS Environmental facility uncovered evidence of false reporting beyond that initially discovered and disclosed by ITS Environmental.

ITS Environmental has requested inclusion in the EPA's Voluntary Disclosure Program. Under this program it may be possible to foreclose criminal but not civil penalties. If the actions of ITS Environmental that were disclosed to the EPA are found to qualify for the immunities available under its Voluntary Disclosure Program, the protection of this program may not extend to improper actions subsequently discovered.

In August 1998, ITS Environmental sold its laboratory business in Burlington, Vermont U.S.A. and St. Helens, U.K. and stopped commercial operations at the laboratory in Dallas. These actions resulted in the discontinuation of business at ITS Environmental. This sale has not relieved ITS Environmental of any liability it may face as a result of these investigations or otherwise.

Although commercial operations have been discontinued in Dallas, the facility is being used to reprocess the original data. During the past few months, ITS Environmental has developed an effective data screening and reprocessing method. The reprocessing effort is aimed at providing clients with data of known quality.

ITS Environmental continues to co-operate fully with the government investigation. To date, no action has been brought against ITS Environmental by the EPA or any other party. At this time, it is not possible to estimate the cost of any civil or criminal penalties arising from this matter. However, on the basis of currently available information, the directors consider that the outcome is unlikely to have a material effect on the financial position of ITS. Possible rights of recovery against Inchcape plc under the Share Purchase Deed are being pursued.

INFORMATION TECHNOLOGY

STATE OF READINESS

The date change from 1999 to 2000 may impair the function of ITS' internal computer network and related systems, its testing equipment and any other system or device in which the year is represented by two digits rather than by four. A full review has been undertaken for all major IT systems to ensure they will operate effectively in the Year 2000. It is expected that the modifications identified in that review will have been completed by September 1999.

ITS has established a Year 2000 team made up of the members of ITS' IT Steering Committee to cover (i) internal systems, (ii) test equipment and facilities,
(iii) suppliers and (iv) legal issues. ITS' IT Steering Committee reports regularly to the ITS Board.

To date, ITS has contacted approximately 3,000 of its customers in connection with Year 2000 issues. All key subcontractors and suppliers are being audited under ITS' Year 2000 program. ITS has also implemented procedures to access the Year 2000 readiness of its key suppliers. These procedures include testing of critical components and obtaining confirmation from key suppliers. ITS currently expects its key subcontractors and suppliers will be Year 2000 compliant in all material respects by mid-year 1999.

COSTS

The total cost (both revenue and capital) of remedial and replacement work for both IT systems and non-IT systems is currently estimated at pounds2.0 million in 1999. These estimates have been calculated in accordance with SEC Guidelines, which require the full cost of projects to be disclosed as estimated Year 2000 costs, where the replacement of a non-compliant system has been accelerated.

RISKS

There can be no assurance that ITS' efforts (or the efforts of its customers and suppliers) will be successful in limiting the vulnerability of the ITS systems and equipment to the problems associated with the transition to the Year 2000, or that, if such problems occur, they will not have a material adverse effect on ITS before they can be resolved. However, management presently believes that it is unlikely that the failure of any individual system will have a material effect on the operation of ITS. In the event of a systems breakdown at a particular site, work can usually be transferred to another site in ITS.

CONTINGENCY PLANS

ITS currently believes that the most reasonably likely worst case scenario is that there will be some localised disruptions of systems that will affect individual business processes, facilities or supplies for a short time rather than systemic or long-term problems affecting its business operations as a whole. Through its contingency planning, ITS will continue to identify systems, or other aspects of its business or that of its suppliers, that it believes would be most likely to experience Year 2000 problems, as well as those business operations in which a localised disruption could have the potential for causing a wider problem by interrupting the flow of products, materials or data to other operations. ITS' contingency planning will focus on minimising the scope and duration of any disruptions by having sufficient personnel, inventory and other resources in place to permit a flexible, real-time response to specific problems as they may arise at individual locations around the world.

EURO

On January 1, 1999, eleven of the European Union member states, including seven countries where ITS operations are located, established fixed conversion rates between their existing countries and adopted one common currency, the Euro. The conversion to the Euro eliminates currency exchange rate risk among the eleven member countries.

The currencies of the eleven member states remain legal tender in the participating countries during a three year transition period from January 1, 1999 through January 1, 2002. Effective January 1, 1999 the Euro is traded on currency exchanges and is available for non cash transactions during the three year transitional period. Beginning on January 1, 2002, the European Central Bank will issue Euro-denominated bills and coins for use in cash transactions. On or before July 1, 2002 the participating countries will withdraw all bills and coins and use the Euro as their legal currency.

ITS' operating units affected by the Euro have established plans to address the issues raised by the conversion. These issues, amongst others, include such matters as pricing, continuity of contracts, accounting and financial reporting, taxation, treasury activities and computer systems. ITS anticipates that the operating units will convert their local records to the Euro during the three year transition period.

At this time, although no immediate problems have been identified, there can be no assurance that the harmonisation of currencies in Europe will not have a material adverse impact on the results of operations, financial position or liquidity of its European businesses.


SUBSEQUENT EVENTS

On April 26, 1999, ITS completed an equity offer which raised pounds20.0 million. The cash will be used to fund acquisitions and working capital. Revised banking arrangements became effective from the same date.

On May 13, 1999, ITS received pounds1.0 million from the Nigerian Government in settlement of Caleb Brett invoices through to September 1998.

INTERTEK TESTING SERVICES LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                            (Unaudited)
                                                                                 -----------------------------------
                                                                         NOTES     Three months      Three months
                                                                                   to March 31,      to March 31,
                                                                                           1998              1999
                                                                                      pounds000        pounds000
                                                                                 -----------------------------------
REVENUES
     Continuing operations                                                               80,549            87,091
     Discontinued operation                                                               2,610                 -
                                                                                 -----------------------------------
GROUP REVENUES                                                              3            83,159            87,091
Operating costs                                                                        (74,832)          (75,873)
                                                                                 -----------------------------------
GROUP OPERATING INCOME                                                                    8,327            11,218
Share of operating (loss)/profit in associates                                            (301)                11
                                                                                 -----------------------------------
TOTAL OPERATING INCOME                                                                    8,026            11,229

--------------------------------------------------------------------------------------------------------------------
Operating income/(loss) before exceptional items
     Continuing operations                                                                8,957             9,359
     Discontinued operation                                                               (948)                 -
                                                                                 -----------------------------------
                                                                            3             8,009             9,359
Exceptional items credited to operating income
     Continuing operations                                                  4                17             1,870
                                                                                 -----------------------------------
TOTAL OPERATING INCOME                                                                    8,026            11,229
--------------------------------------------------------------------------------------------------------------------

NON-OPERATING EXCEPTIONAL ITEMS                                             4                 -             2,244
                                                                                 -----------------------------------

INCOME ON ORDINARY ACTIVITIES BEFORE NET INTEREST                                         8,026            13,473
Net interest expense                                                        5           (7,401)           (8,069)
                                                                                 -----------------------------------
INCOME BEFORE TAXATION                                                                      625             5,404
Taxation                                                                    6             (342)             (933)
                                                                                 -----------------------------------
INCOME AFTER TAXATION                                                                       283             4,471
Minority interests                                                                        (714)             (762)
                                                                                 -----------------------------------
NET (LOSS)/INCOME FOR THE GROUP AND ITS SHARE OF ASSOCIATES                               (431)             3,709
                                                                                 -----------------------------------
                                                                                 -----------------------------------

    The accompanying notes on page F-5 to F-27 are an integral part of these financial statements.

INTERTEK TESTING SERVICES LIMITED

CONSOLIDATED BALANCE SHEETS

                                                                                                     (Unaudited)
                                                                                ------------------------------------
                                                                       NOTES       December 31,         March 31,
                                                                                        1998             1999
                                                                                     pounds000        pounds000
                                                                                ------------------------------------
ASSETS
CURRENT ASSETS
Cash                                                                      11            16,772            23,065
Trade receivables                                                                       67,516            66,157
Inventories                                                                              3,662             3,649
Other current assets                                                                    15,241            19,112
Deferred taxation asset                                                                  1,348             1,318
                                                                                ------------------------------------
TOTAL CURRENT ASSETS                                                                   104,539           113,301
Goodwill                                                                                13,074            13,365
Property, plant and equipment, net                                                      45,951            45,760
Investments                                                                                231               223
                                                                                ------------------------------------
TOTAL ASSETS                                                                           163,795           172,649
                                                                                ------------------------------------
                                                                                ------------------------------------
LIABILITIES AND SHAREHOLDERS'  DEFICIT
CURRENT LIABILITIES
Borrowings (including current portion of long term borrowings)            7             22,209            26,621
Accounts payable, accrued liabilities and deferred income                               70,952            77,981
Income taxes payable                                                                     5,368             5,262
                                                                                ------------------------------------
TOTAL CURRENT LIABILITIES                                                               98,529           109,864
Long term borrowings                                                      7            273,564           275,656
Provisions for liabilities and charges                                                   8,518             5,965
Minority interests                                                                       4,592             5,083
SHAREHOLDERS' DEFICIT
Ordinary shares                                                                            336               336
Redeemable preference shares                                                            86,657            86,657
Shares to be issued                                                                      2,793             2,793
Premium in excess of par value                                                           3,018             3,018
Retained deficit                                                                     (314,212)         (316,723)
                                                                                ------------------------------------
TOTAL SHAREHOLDERS' DEFICIT                                               8          (221,408)         (223,919)
                                                                                ------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT                                            163,795           172,649
                                                                                ------------------------------------
                                                                                ------------------------------------

    The accompanying notes on page F-5 to F-27 are an integral part of these financial statements.

INTERTEK TESTING SERVICES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                            (Unaudited)
                                                                                 -----------------------------------
                                                                      NOTES        Three months      Three months
                                                                                   to March 31,      to March 31,
                                                                                           1998              1999
                                                                                     pounds000        pounds000
                                                                                 -----------------------------------

Total operating cash inflow                                               9               5,536            13,872
Returns on investments and servicing of finance                           10              (144)             (993)
Taxation                                                                                (1,584)           (1,037)
Capital expenditure and financial investment                              10            (2,447)           (2,017)
Acquisitions and disposal                                                 10              (199)             (307)
                                                                                 -----------------------------------
Cash inflow before financing                                                              1,162             9,518
Financing                                                                 10                 --           (3,360)
                                                                                 -----------------------------------
INCREASE IN CASH IN THE PERIOD                                                            1,162             6,158
                                                                                 -----------------------------------

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

INCREASE IN CASH IN THE PERIOD                                                            1,162             6,158

Cash inflow from increase in debt                                                         1,080             3,401
                                                                                 -----------------------------------
Change in net debt resulting from cash flows                                              2,242             9,559
Debt issued in lieu of interest payment                                                 (1,707)           (1,960)
Other non-cash movements                                                                (1,511)             (478)
Exchange adjustments                                                                      (953)           (7,332)
                                                                                 -----------------------------------
Movement in net debt in the period                                                      (1,929)             (211)
Net debt at the start of the period                                                   (252,151)         (279,001)
                                                                                 -----------------------------------
NET DEBT AT THE END OF THE PERIOD                                                     (254,080)         (279,212)
                                                                                 -----------------------------------
                                                                                 -----------------------------------


    The accompanying notes on page F-5 to F-27 are an integral part of these financial statements.

INTERTEK TESTING SERVICES LIMITED

CONSOLIDATED STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES




                                                                                             (Unaudited)
                                                                                  ----------------------------------
                                                                                    Three months     Three months
                                                                                    to March 31,     to March 31,
                                                                                            1998             1999
                                                                                      pounds000       pounds000
                                                                                  ----------------------------------

Net (loss)/income                                                                          (431)            3,709
Exchange adjustments                                                                     (3,321)          (6,220)
                                                                                  ----------------------------------
TOTAL RECOGNISED GAINS AND LOSSES                                                        (3,752)          (2,511)
                                                                                  ----------------------------------
                                                                                  ----------------------------------


There is no material difference between income before taxation, and net income for the financial periods, as stated in the statements of operations and their historical cost equivalents.



CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIT


                                                                    (Unaudited)
                                 -----------------------------------------------------------------------------------
                                 Ordinary    Redeemable  Shares to be   Premium in      Retained             Total
                                    shares   preference        issued    excess of       deficit
                                                 shares                  par value
                                 pounds000  pounds000    pounds000   pounds000     pounds000         pounds000
                                 -----------------------------------------------------------------------------------

BALANCE AT JANUARY 1, 1998            318      81,815         2,793        2,857     (294,549)          (206,766)
Net loss                               --          --            --            -         (431)              (431)
Exchange adjustments                   --          --            --            -       (3,321)            (3,321)
                                 -----------------------------------------------------------------------------------
BALANCE AT MARCH 31, 1998             318      81,815         2,793        2,857     (298,301)          (210,518)
                                 -----------------------------------------------------------------------------------
                                 -----------------------------------------------------------------------------------

BALANCE AT JANUARY 1, 1999            336      86,657         2,793        3,018     (314,212)          (221,408)
Net income                             --          --            --           --        3,709              3,709
Exchange adjustments                   --          --            --           --       (6,220)            (6,220)
                                 -----------------------------------------------------------------------------------
BALANCE AT MARCH 31, 1999             336      86,657         2,793        3,018     (316,723)          (223,919)
                                 -----------------------------------------------------------------------------------
                                 -----------------------------------------------------------------------------------


Included in Retained deficit is pounds275.6 million which represents goodwill written off to reserves prior to December 1997 (at March 31, 1998: pounds273.5 million).

    The accompanying notes on page F-5 to F-27 are an integral part of these financial statements.

INTERTEK TESTING SERVICES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.       BASIS OF PREPARATION

The accompanying consolidated financial statements of the Company and its subsidiaries at March 31, 1999 and for the three months to March 31, 1999 are unaudited. In the opinion of the Directors, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the financial statements have been included. The results of these periods are not necessarily indicative of results for the entire year and have been prepared in conformity with accounting principles generally accepted in the United Kingdom ("U.K. GAAP") and are presented under the historical cost convention. These principles differ in certain material respects from generally accepted accounting principles in the United States ("U.S. GAAP") - see note 12.

For the purpose of these condensed consolidated financial statements, certain information and disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United Kingdom have been condensed or omitted. These unaudited statements should be read in conjunction with the audited financial statements and notes as of, and for the year ended December 31, 1998.

2.   ACCOUNTING POLICIES

The significant accounting policies adopted by the Company are as follows:

BASIS OF CONSOLIDATION

The consolidated financial statements of the Company include the financial statements of the Company and its subsidiaries.

The acquisition method of accounting has been adopted. Under this method, the results of subsidiaries acquired or sold are included in the consolidated statement of income of the Company from, or up to, the date control passes.

The consolidated statements of income of the Company include their respective shares of income from associated undertakings. The consolidated balance sheet of the Company includes interests in associates at their respective shares of the net tangible assets.

USE OF ESTIMATES

Preparation of financial statements in conformity with U.K. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for an accounting period. Such estimates and assumptions could change in the future as more information becomes known or circumstances alter, such that the group's actual results may differ from the amounts reported and disclosed in the financial statements.

FOREIGN CURRENCIES

The results of operations and cash flows of overseas subsidiaries and associated undertakings are translated into sterling at the average of the month end rates of exchange for the period. Assets and liabilities in foreign currencies are translated into sterling at closing rates of exchange except where rates are fixed under contractual arrangements.

The difference between net income/(loss) translated at average and at closing rates of exchange is included in the statement of total recognised gains and losses as a movement in shareholders' equity/(deficit). Exchange differences arising from the retranslation to closing rates of exchange of opening shareholders' equity, long-term foreign currency borrowings used to finance foreign currency investments, and foreign currency borrowings that provide a hedge against shareholders' equity are also reflected as movements in shareholders' equity/(deficit). All other exchange differences are dealt with in operations.

PROPERTY, PLANT AND EQUIPMENT AND DEPRECIATION

Property, plant and equipment are stated at cost less depreciation, which is provided, except for freehold land, on a straight line basis over the estimated useful lives of the assets, mainly at the following annual rates:

Freehold buildings and long leasehold land and buildings............................                      2%
Short leasehold land and buildings.............................................                  term of lease
Plant, machinery and equipment.................................................                  10% - 33.3%

INTERTEK TESTING SERVICES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

ACCOUNTING POLICIES (CONTINUED)

LEASES

Assets held under capital leases are treated as if they had been purchased at the present value of the minimum lease payments. This cost is included in property, plant and equipment, and depreciation is provided over the shorter of the lease term or the estimated useful life. The corresponding obligations under these leases are included within borrowings. The finance charge element of rentals payable is charged to operations to produce a constant rate of interest. Operating lease rentals are charged to operations on a straight line basis over the periods of the leases.

INVENTORIES

Inventories and work in progress are stated at the lower of cost or net realisable value. Cost comprises expenditure incurred in the normal course of business in bringing inventories and work in progress to their present location and condition.

REVENUES

Revenues represent the total amount receivable for services provided and goods sold, excluding sales-related taxes and intra-group transactions. Revenue is recognised when the relevant service is completed or goods delivered.

TAXATION

Deferred taxation is provided using the liability method at current taxation rates on timing differences to the extent that the directors consider that it is probable that a liability or asset will crystallise.

PENSION BENEFITS

Liabilities under defined contribution pension schemes are charged to operations when incurred. ITS has a number of defined benefit pension schemes for which contributions are based on triennial actuarial valuations. Pension charges in operations have been calculated at a substantially level percentage of current and expected future pensionable payroll, with variations from regular cost spread over the expected remaining service lives of employees.

GOODWILL

Purchased goodwill in respect of acquisitions since 1 January 1998 is capitalised in accordance with the requirements of FRS 10: Goodwill and Intangible Assets, and is amortised on a straight line basis over its estimated useful life, which is up to 20 years. Purchased goodwill in respect of acquisitions before 1 January 1998 was written off to reserves in the year of acquisition in accordance with the accounting standard then in force. When a subsequent disposal occurs any goodwill previously written off to reserves is written back through the profit and loss account.

DERIVATIVE FINANCIAL INSTRUMENTS

ITS uses various derivative financial instruments to manage its exposure to foreign exchange and interest rate risks. Derivative financial instruments are considered hedges if they meet certain criteria. A forward exchange contract is considered a hedge of an identifiable foreign currency commitment if such contract is designated as, and is effective as, a hedge of a firm foreign currency commitment. An interest rate swap agreement is considered a "synthetic alteration" (and accounted for like a hedge) when the agreement is designated with a specific liability and it alters the interest rate characteristics of such liability. An interest rate cap agreement must also meet the same criteria as an interest rate swap to be considered hedges of a specific liability. Derivative financial instruments failing to meet the aforementioned criteria are accounted for at fair value with the resulting unrealised gains and losses included in the statement of operations.

FORWARD EXCHANGE CONTRACTS. Forward exchange contracts are designated as hedges of firm foreign currency commitments. Gains and losses on such contracts are deferred and recognised in income or as an adjustment of the carrying amount when the hedged transaction occurs.

INTEREST RATE CAP AGREEMENTS. Interest rate cap agreements are accounted for under the accruals basis. Amounts receivable under the agreement are accrued when due as a reduction of interest charges. Premiums paid for purchased interest rate cap agreements are amortised to interest charges over the term of the caps.

INTEREST RATE SWAPS. Interest rate swap agreements are designated to change the interest rate characteristics of floating-rate borrowings. Accordingly, these agreements are accounted for under the settlement basis. The interest differential between the amounts received and amount paid is recognised as an adjustment to interest charges over the term of the swap.

INTERTEK TESTING SERVICES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.       SEGMENT INFORMATION

ITS comprises five divisions which are organised as follows: (1) Caleb Brett, which tests and inspects crude oil, petroleum, chemical and agricultural products; (2) ETL SEMKO (formerly Conformity Assessment), which tests and certifies electrical and electronic products, building products, heating and ventilation and air conditioning equipment; (3) Labtest (formerly Consumer Goods), which tests textiles, fabrics, footwear, toys and consumer products; (4) Foreign Trade Standards, which provides standards testing and preshipment inspection work to governments and (5) BONDAR CLEGG (formerly Minerals), which analyses minerals. The Environmental Testing Division which operated principally in the US and UK was sold in August 1998 and is disclosed as a discontinued operation. The accounting policies of the divisions are the same as those described in The Summary of Accounting Policies.

                                                                                    ---------------- -----------------
                                                                                       Three months   Three months to
                                                                                       to March 31,         March 31,
                                                                                               1998              1999
                                                                                         pounds000        pounds000
                                                                                    ---------------- -----------------
REVENUES
Caleb Brett                                                                                  27,992            31,125
ETL Semko                                                                                    21,045            21,911
Labtest                                                                                      13,231            16,484
Foreign Trade Standards                                                                      14,205            15,003
Bondar Clegg                                                                                  4,076             2,568
                                                                                    ---------------- -----------------
TOTAL CONTINUING OPERATIONS                                                                  80,549            87,091
Discontinued operation                                                                        2,610                --
                                                                                    ---------------- -----------------
TOTAL                                                                                        83,159            87,091
                                                                                    ---------------- -----------------

OPERATING INCOME/(LOSS) BEFORE EXCEPTIONAL ITEMS
Caleb Brett                                                                                   2,881             2,618
ETL Semko                                                                                     2,297             2,560
Labtest                                                                                       2,396             3,313
Foreign Trade Standards                                                                       1,390             1,615
Bondar Clegg                                                                                    (7)             (758)
                                                                                    ---------------- -----------------
TOTAL CONTINUING OPERATIONS                                                                   8,957             9,348
Discontinued operation                                                                        (948)                --
                                                                                    ---------------- -----------------
TOTAL                                                                                         8,009             9,348
                                                                                    ---------------- -----------------

OPERATING EXCEPTIONAL ITEMS BY DIVISION
Caleb Brett                                                                                      --                77
Foreign Trade Standards                                                                          17             1,793
                                                                                    ---------------- -----------------
TOTAL CONTINUING OPERATIONS                                                                      17             1,870
                                                                                    ---------------- -----------------
NON-OPERATING EXCEPTIONAL ITEMS
ETL Semko                                                                                        --             2,244
                                                                                    ---------------- -----------------


UNALLOCATED COSTS

Cash, borrowings and income tax are managed centrally and are therefore not allocated to the divisions. Interest expense and income and income tax expense are therefore not allocated to the divisions.

INTERTEK TESTING SERVICES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEGMENT INFORMATION (CONTINUED)


                                                                                   ---------------- -----------------
                                                                                      Three months   Three months to
                                                                                      to March 31,         March 31,
                                                                                              1998              1999
                                                                                       pounds000        pounds000
                                                                                   ---------------- -----------------
REVENUES BY GEOGRAPHICAL ORIGIN
Americas                                                                                   35,390            34,877
Europe, Africa and Middle East                                                             29,079            32,631
Asia and Far East                                                                          16,080            19,583
                                                                                   ---------------- -----------------
TOTAL CONTINUING OPERATIONS                                                                80,549            87,091
Discontinued operation                                                                      2,610                 -
                                                                                   ---------------- -----------------
TOTAL                                                                                      83,159            87,091
                                                                                   ---------------- -----------------


REVENUES FROM SIGNIFICANT COUNTRIES OF ORIGIN

United States                                                                              27,691            28,273
United Kingdom                                                                             15,003            15,347
Hong Kong                                                                                   8,314             8,744
Others (each under 10% of total)                                                           29,541            34,727
                                                                                   ---------------- -----------------
TOTAL CONTINUING OPERATIONS                                                                80,549            87,091
Discontinued operation                                                                      2,610                 -
                                                                                   ---------------- -----------------
TOTAL                                                                                      83,159            87,091
                                                                                   ---------------- -----------------



OPERATING INCOME/(LOSS) BEFORE EXCEPTIONAL ITEMS
Americas                                                                                   2,426             1,921
Europe, Africa and Middle East                                                             2,753             2,375
Asia and Far East                                                                          3,778             5,063
                                                                                   ---------------- -----------------
TOTAL CONTINUING OPERATIONS                                                                8,957             9,359
Discontinued operation                                                                     (948)                --
                                                                                   ---------------- -----------------
TOTAL                                                                                      8,009             9,359
                                                                                   ---------------- -----------------


OPERATING INCOME/(LOSS) BEFORE EXCEPTIONAL ITEMS
  FROM SIGNIFICANT COUNTRIES
United States                                                                              2,404             1,890
Hong Kong                                                                                  1,359             2,217
United Kingdom                                                                               856               413
Others (each under 10% of total)                                                           4,338             4,839
                                                                                   ---------------- -----------------
TOTAL CONTINUING OPERATIONS                                                                8,957             9,359
Discontinued operation                                                                     (948)                --
                                                                                   ---------------- -----------------
TOTAL                                                                                      8,009             9,359
                                                                                   ---------------- -----------------

INTERTEK TESTING SERVICES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEGMENT INFORMATION (CONTINUED)

                                                                                   ---------------- -----------------
                                                                                      Three months   Three months to
                                                                                      to March 31,         March 31,
                                                                                              1998              1999
                                                                                       pounds000        pounds000
                                                                                   ---------------- -----------------
REVENUES BY GEOGRAPHICAL DESTINATION
Americas                                                                                   38,934            35,673
Europe, Africa and Middle East                                                             30,287            31,568
Asia and Far East                                                                          11,328            19,850
                                                                                   ---------------- -----------------
TOTAL CONTINUING OPERATIONS                                                                80,549            87,091
Discontinued operation                                                                      2,610                --
                                                                                   ---------------- -----------------
TOTAL                                                                                      83,159            87,091
                                                                                   ---------------- -----------------


REVENUES FROM SIGNIFICANT DESTINATION COUNTRIES

United States                                                                              30,311            27,268
United Kingdom                                                                              6,363             4,452
Others (each under 10% of total)                                                           43,875            55,371
                                                                                   ---------------- -----------------
TOTAL CONTINUING OPERATIONS                                                                80,549            87,091
Discontinued operation                                                                      2,610                --
                                                                                   ---------------- -----------------
TOTAL                                                                                      83,159            87,091
                                                                                   ---------------- -----------------



4.       EXCEPTIONAL ITEMS

                                                                                   ---------------- -----------------
                                                                                      Three months   Three months to
                                                                                      to March 31,         March 31,
                                                                                              1998              1999
                                                                                       pounds000        pounds000
                                                                                   ---------------- -----------------
EXCEPTIONAL ITEMS CREDITED/(CHARGED) TO OPERATING INCOME
Foreign Trade Standards
     Nigeria                                                                                  17             3,793
     Restructuring                                                                             -           (2,000)
                                                                                   ---------------- -----------------
                                                                                              17             1,793
Caleb Brett                                                                                   --                77
                                                                                   ---------------- -----------------
TOTAL OPERATING EXCEPTIONAL ITEMS                                                             17             1,870
                                                                                   ---------------- -----------------
NON-OPERATING EXCEPTIONAL ITEMS
ETL Semko - gain on disposal                                                                  --             2,244
                                                                                   ---------------- -----------------
TOTAL NON-OPERATING EXCEPTIONAL ITEMS                                                         --             2,244
                                                                                   ---------------- -----------------


Due to the irregular nature of payments received from the Nigerian Government for pre-shipment inspection work carried out by FTS, in 1997, ITS adopted a policy of making full provision against invoices issued to this client and only reversing the provision when cash is received. The exceptional credit of pounds3.8 million for FTS comprises cash received in the three months to March 31, 1999 of pounds8.9 million less invoices raised in the three months to March 31, 1999 of pounds5.1 million. The tax effect of the exceptional credit to income is nil (period from January 1 to March 31, 1998: tax charge of nil).


The exceptional charge to operating income of pounds2.0 million in respect of FTS is a result of restructuring this division following the termination of the PSI programmes in Nigeria. The tax effect of this exceptional charge is nil.

INTERTEK TESTING SERVICES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

EXCEPTIONAL ITEMS (CONTINUED)


The Caleb Brett division also provided testing services to the Nigeria Government and the policy of making full provision against invoices issued to this client and only reversing the provision when cash is received has also been adopted. The exceptional credit of pounds0.1 million for Caleb Brett comprises cash received in the three months to March 31, 1999 of pounds0.4 million less invoices raised in the three months to March 31, 1999 of pounds0.3 million. The tax effect of the exceptional credit to income is nil (period from January 1 to March 31, 1998: tax charge of nil).


The non-operating exceptional credit of pounds2.2 million resulted from the disposal of a non-core activity in the U.S. in the ETL Semko division. This credit was after deducting attributable goodwill of pounds1.1 million from the disposal proceeds of pounds3.3 million. The tax effect of this exceptional credit is nil.


5.       NET INTEREST EXPENSE

                                                                                   ---------------- -----------------
                                                                                      Three months   Three months to
                                                                                      to March 31,         March 31,
                                                                                              1998              1999
                                                                                       pounds000        pounds000
                                                                                   ---------------- -----------------
INTEREST EXPENSE AND OTHER CHARGES
Senior Subordinated Notes                                                                   3,139             3,147
Parent Subordinated PIK Debentures                                                          1,704             1,931
Senior Term Loan A                                                                          1,570             1,427
Senior Term Loan B                                                                            709               747
Senior Revolver                                                                                --               281
Other borrowings                                                                               73               186
Amortisation of debt issuance costs                                                           431               478
                                                                                   ---------------- -----------------
INTEREST EXPENSE                                                                            7,626             8,197

INTEREST INCOME
On bank balances                                                                            (225)             (128)
                                                                                   ---------------- -----------------
NET INTEREST EXPENSE                                                                        7,401             8,069
                                                                                   ---------------- -----------------


6.       TAXATION

The taxation charges on income before taxation and exceptional items for the three month periods ended March 31, 1998 and March 31, 1999 have been calculated based on the estimated effective tax rates for the relevant full years. Exceptional items have been tax effected as appropriate.

INTERTEK TESTING SERVICES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.       BORROWINGS

                                                                                  ---------------- -----------------
                                                                                     December 31,         March 31,
                                                                                             1998              1999
                                                                                      pounds000        pounds000
                                                                                 -----------------------------------
DUE IN LESS THAN ONE YEAR
Senior Term Loan A                                                                          4,821           12,660
Senior Revolver                                                                            16,333           13,526
Other borrowings                                                                            1,055              435
                                                                                 -----------------------------------
TOTAL DUE IN LESS THAN ONE YEAR                                                            22,209           26,621
                                                                                 -----------------------------------



DUE IN MORE THAN ONE YEAR
Senior Subordinated Notes                                                                 116,257          120,108
Senior Term Loan A                                                                         65,302           59,413
Senior Term Loan B                                                                         34,053           34,313
Parent Subordinated PIK Debentures                                                         57,568           61,458
Other borrowings                                                                              384              364
                                                                                 -----------------------------------
TOTAL DUE IN MORE THAN ONE YEAR                                                           273,564          275,656
                                                                                 -----------------------------------




MATURITY OF BORROWINGS

                          ------------------------------------------------------------------------------------------
                             Senior      Senior      Senior    Senior         Parent        Other         Total
                          Subordinated    Term        Term      Revolver   Subordinated   borrowings   borrowings
                             Notes       Loan A      Loan B               PIK Debentures
                           pounds000  pounds000  pounds000     pounds000     pounds000     pounds000    pounds000
                          ------------------------------------------------------------------------------------------

Due in less than one year          --      13,498          --     13,526             --          435        27,459
Due in one to two years            --      18,092          --         --             --          207        18,299
Due in 2 and 5 years               --      43,855          --         --             --          148        44,003
Due in over 5 years           124,540          --      35,308         --         63,075            9       222,932
                          ------------------------------------------------------------------------------------------
                              124,540      75,445      35,308     13,526         63,075          799       312,693
Debt issuance costs           (4,432)     (3,372)       (995)                   (1,617)           --      (10,416)
                          ------------------------------------------------------------------------------------------
NET BORROWINGS                120,108      72,073      34,313     13,526         61,458          799       302,277
                          ------------------------------------------------------------------------------------------

INTERTEK TESTING SERVICES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.      RECONCILIATION OF MOVEMENT IN SHAREHOLDERS' DEFICIT

                                                                                   ---------------- -----------------
                                                                                      Three months   Three months to
                                                                                      to March 31,         March 31,
                                                                                              1998              1999
                                                                                       pounds000        pounds000
                                                                                   ---------------- -----------------
Total recognised gains and losses for the                                                 (3,752)            (2,511)
period
Opening shareholders' deficit                                                           (206,766)          (221,408)
                                                                                   ---------------- -----------------
CLOSING SHAREHOLDERS' DEFICIT                                                           (210,518)          (223,919)
                                                                                   ---------------- -----------------


9.       RECONCILIATION OF OPERATING INCOME TO OPERATING CASH FLOWS

                                                                                 -----------------------------------
                                                                                   Three months to  Three months to
                                                                                         March 31,        March 31,
                                                                                              1998             1999
                                                                                       pounds000       pounds000
                                                                                 -----------------------------------
Operating income                                                                            8,026           11,229
Depreciation charge                                                                         2,790            2,851
Goodwill amortisation                                                                          --              184
Loss on sale of fixed assets                                                                  244               33
(Increase)/decrease in inventories                                                           (421)              58
Increase in receivables and prepayments                                                    (2,688)          (1,885)
Decrease in payables                                                                       (2,094)            (382)
Cash payments from exporters                                                                   --            3,740
Decrease in other provisions                                                                 (295)          (1,945)
                                                                                 -----------------------------------
                                                                                            5,562           13,883
Equity income of associates                                                                   (26)             (11)
                                                                                 -----------------------------------
TOTAL OPERATING CASH INFLOW                                                                 5,536           13,872
                                                                                 -----------------------------------

INTERTEK TESTING SERVICES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10.      ANALYSIS OF CASH FLOWS

                                                                                 -----------------------------------
                                                                                      Three months    Three months
                                                                                      to March  31,   to March 31,
                                                                                          1998            1999
                                                                                       pounds000       pounds000
                                                                                 -----------------------------------
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
Net interest paid                                                                             279             (374)
Dividends paid to minorities                                                                 (423)            (619)
                                                                                 -----------------------------------
TOTAL RETURNS ON INVESTMENTS AND SERVICING OF FINANCE                                        (144)            (993)
                                                                                 -----------------------------------

CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
Purchase of property, plant and equipment                                                  (2,442)          (2,050)
Sale of property, plant and equipment                                                          (5)              33
                                                                                 -----------------------------------
TOTAL CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT                                         (2,447)          (2,017)
                                                                                 -----------------------------------

ACQUISITIONS AND DISPOSAL
Purchase of subsidiary undertakings                                                          (199)          (3,579)
Sale of business                                                                               --            3,272
                                                                                 -----------------------------------
TOTAL ACQUISITIONS AND DISPOSAL                                                              (199)            (307)
                                                                                 -----------------------------------

FINANCING
Repayment of other loans                                                                       --           (3,372)
Cash subscribed by minorities                                                                  --               12
                                                                                 -----------------------------------
TOTAL FINANCING                                                                                --          (3,360)
                                                                                 -----------------------------------



11.      ANALYSIS OF NET DEBT


                          ------------------------------------------------------------------------------------------
                           At January    Cash flow    Debt issued in  Other non-cash    Exchange     At March 31,
                            1, 1999                      lieu of          changes      adjustments        1999
                                                     interest payment
                            pounds000    pounds000       pounds000      pounds000    pounds000      pounds000
                          ------------------------------------------------------------------------------------------

NET CASH
Cash in hand and at bank       16,772          6,158               --              --           135          23,065
                          ------------------------------------------------------------------------------------------

DEBT
Debt due within one year      (22,209)         3,401               --           (7,506)        (307)        (26,621)
Debt due after one year      (273,564)            --           (1,960)           7,028       (7,160)       (275,656)
                          ------------------------------------------------------------------------------------------
                             (295,773)         3,401           (1,960)            (478)      (7,467)       (302,277)

                          ------------------------------------------------------------------------------------------
TOTAL NET DEBT               (279,001)         9,559           (1,960)            (478)      (7,332)       (279,212)
                          ------------------------------------------------------------------------------------------

INTERTEK TESTING SERVICES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


12.       SUMMARY OF DIFFERENCES BETWEEN U.K. AND U.S. GAAP

The consolidated financial statements are prepared in conformity with U.K. GAAP. These accounting principles differ in certain material respects from U.S. GAAP. Described below are the material differences between U.K. GAAP and U.S. GAAP affecting the net income/(loss) and shareholders' equity/(deficit) which are set forth in the tables that follow.

GOODWILL AND OTHER INTANGIBLE ASSETS

Under U.K. GAAP, purchased goodwill in respect of acquisitions since January 1, 1998 is capitalised in accordance with the requirements of FRS 10, Goodwill and intangible assets. Purchased goodwill in respect of acquisitions before January 1, 1998 was written off to reserves in the year of acquisition. Positive goodwill is amortised to nil over equal instalments over its estimated useful life, generally not exceeding 20 years. Under U.S. GAAP, goodwill and identifiable intangibles are capitalised and are written off over their estimated useful lives, generally not exceeding 40 years. U.S. GAAP goodwill and identifiable intangibles are being written off over periods not exceeding 20 years.

REDEEMABLE PREFERENCE SHARES

Under U.K. GAAP, preference shares with mandatory redemption features or redeemable at the option of the security holders would be classified as a component of shareholders' equity. U.S. GAAP requires such redeemable preference shares not to be classified as shareholders' equity.

PENSION COSTS -- DEFINED BENEFIT PLANS

Under U.K. GAAP, the cost of providing pension benefits is expensed over the average expected service lives of eligible employees on the basis of a constant percentage of current and estimated future earnings. Under U.S. GAAP, Statement of Financial Accounting Standards (SFAS) No. 87, "Employers' Accounting for Pensions", requires that pension costs be determined based on a comparison of the projected benefit obligation with the market value of the underlying plan assets and other unrecognised gains and losses assessed on an actuarial basis.

As a result of this difference in methodology, the U.S. GAAP pension expense can be significantly different from that determined under U.K. GAAP and tends to be more sensitive to changing economic conditions.

COMPENSATED ABSENCES

Under U.S. GAAP, compensated absences, being an employee's paid holiday entitlements, are accrued as earned. For companies that do not allow employees to carry compensated absences over from one year to the next, no accrual is required. U.K. GAAP does not require provision to be made.

DEFERRED TAXATION

Under U.K. GAAP, deferred taxation is provided using the liability method to the extent that it is considered probable that a liability or asset will crystallise in the foreseeable future. Under U.S. GAAP, deferred taxation is provided on all temporary differences and carryforwards. Deferred tax assets are recognised to the extent that it is more likely than not that they will be realised. Where doubt exists as to whether a deferred tax asset will be realised, an appropriate valuation allowance is established. In addition, deferred taxes on other U.S. GAAP differences is provided.

INTERTEK TESTING SERVICES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SUMMARY OF DIFFERENCES BETWEEN U.K. AND U.S. GAAP (CONTINUED)

EFFECT OF MATERIAL DIFFERENCES BETWEEN U.K. AND U.S. GAAP AND ADDITIONAL DISCLOSURES

(A)      NET INCOME/(LOSS)


                                                                                   ---------------- -----------------
                                                                                      Three months   Three months to
                                                                                      to March 31,         March 31,
                                                                                              1998              1999
                                                                                       pounds000         pounds000
                                                                                   ---------------- -----------------
NET (LOSS)/INCOME REPORTED UNDER U.K. GAAP                                                    (431)           3,709
Goodwill amortisation                                                                       (3,420)          (2,911)
Amortisation of goodwill on disposal                                                             --             122
Covenants not to compete amortisation                                                       (3,132)          (3,152)
Pensions                                                                                       (33)             (53)
Compensated absences                                                                          (352)             (97)
                                                                                   ---------------- -----------------
NET LOSS IN CONFORMITY WITH U.S. GAAP                                                       (7,368)          (2,382)
                                                                                   ---------------- -----------------


Continuing operations                                                                      (6,510)           (2,382)
Discontinued operation                                                                       (858)                --
                                                                                   ---------------- -----------------
NET LOSS IN CONFORMITY WITH U.S. GAAP                                                      (7,368)           (2,382)
                                                                                   ---------------- -----------------


(B)      SHAREHOLDERS' DEFICIT


The approximate effects on shareholders' deficit of material differences between U.K. and U.S. GAAP are as follows:

                                                                                   ---------------- -----------------
                                                                                      December 31,         March 31,
                                                                                              1998             1999
                                                                                         pounds000        pounds000
                                                                                   ---------------- -----------------
SHAREHOLDERS' DEFICIT REPORTED UNDER U.K. GAAP                                            (221,408)         (223,919)
Goodwill                                                                                   204,136           204,849
Covenants not to compete                                                                     9,286             7,235
Redeemable preference shares                                                               (86,657)          (86,657)
Pensions                                                                                       994               941
Compensated absences                                                                          (685)             (782)
                                                                                   ---------------- -----------------
SHAREHOLDERS' DEFICIT IN CONFORMITY WITH U.S. GAAP                                         (94,334)          (98,333)
                                                                                   ---------------- -----------------


The following table reconciles shareholders' deficit under U.S. GAAP:


SHAREHOLDERS' DEFICIT AT BEGINNING OF PERIOD                                               (46,465)           (94,334)
Issue of shares                                                                                179                 --
Net loss for the period                                                                    (45,239)            (2,382)
Exchange adjustments                                                                        (2,809)            (1,617)
                                                                                   ---------------- -----------------
SHAREHOLDERS' DEFICIT AT END OF PERIOD                                                     (94,334)           (98,333)
                                                                                   ---------------- -----------------

INTERTEK TESTING SERVICES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SUMMARY OF DIFFERENCES BETWEEN U.K. AND U.S. GAAP (CONTINUED)



(C)     CASH FLOWS



The statements of cash flows prepared in accordance with U.K. GAAP present substantially the same information as that required under U.S. GAAP. Under U.S. GAAP however, there are certain differences from U.K. GAAP with regard to classification of items within the cash flow statement and with regard to the definition of cash.

Under U.K. GAAP, cash flows are presented separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, equity dividends paid, management of liquid resources and financing. Under U.S. GAAP, three categories of cash flow activity are reported, those being operating activities, investing activities and financing activities. Cash flows from taxation and returns on investments and servicing of finance would, with the exception of dividends paid, be included as operating activities under U.S. GAAP. Capital expenditure and financial investment, acquisitions and disposals and management of liquid resources would be included as investing activities. The payment of dividends would be included under financing activities under U.S.
GAAP.

Set out below is a summary of the statements of cash flows under U.S. GAAP.

                                                                                   ---------------- -----------------
                                                                                      Three months      Three months
                                                                                       to March 31,     to March 31,
                                                                                              1998              1999
                                                                                       pounds000         pounds000
                                                                                   ---------------- -----------------
Net cash provided by operating activities                                                   3,222             12,317
Net cash used in investing activities                                                      (2,629)            (2,324)
Net cash provided by/(used in) financing activities                                           689             (3,979)
                                                                                   ---------------- -----------------
                                                                                            1,282              6,014
Effect of exchange rate changes                                                              (725)               135
                                                                                   ---------------- -----------------
NET INCREASE IN CASH BY CONTINUING OPERATIONS                                                 557              6,149
                                                                                   ---------------- -----------------

Increase in cash by continuing operations                                                     557              6,149
(Decrease)/increase in cash by discontinued operation                                        (120)               144
                                                                                   ---------------- -----------------
                                                                                              437              6,293
Cash at beginning of period                                                                25,153             16,772
                                                                                   ---------------- -----------------
CASH AT END OF PERIOD                                                                      25,590             23,065
                                                                                   ---------------- -----------------


(D)      COMPREHENSIVE INCOME

The company has adopted SFAS No. 130, "Reporting Comprehensive Income", which established standards for the reporting and presentation of comprehensive income/(loss) and its components in a full set of financial statements. The Company's comprehensive income/(loss) differs from net income only by the amount of the foreign currency exchange adjustments charged to shareholders' deficit for the period. Comprehensive income for the three months to March 31, 1998 and the three months to March 31, 1999 is equal to the total recognised gains and losses shown on the consolidated statement of total recognised gains and losses. Accumulated other comprehensive loss was pounds6.8 million and pounds8.8 million at March 31, 1998 and March 31, 1999, respectively.

INTERTEK TESTING SERVICES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13.      ISSUER, GUARANTOR AND NON-GUARANTOR COMPANIES


Intertek Finance plc ("the Issuer") is a wholly owned direct subsidiary of the Company and the Issuer has issued the Notes which are fully and unconditionally guaranteed on a senior subordinated basis by the Company and certain of its wholly owned direct subsidiaries: Intertek Testing Services UK Limited, Testing Holdings USA Inc., Yickson Enterprises Limited, Kite Overseas Holdings BV, ITS Holding Limited, Testing Holdings Sweden AB, Testing Holdings France EURL, Testing Holdings Germany GmbH (collectively, the "Guarantor subsidiaries" and, together with the Company, the "Guarantors"). In addition, each of the Guarantor's guarantee is itself guaranteed by each other Guarantor, fully and unconditionally, on a senior subordinated basis. Subject to the provisions of the agreement under which the loans to finance the acquisition of the business were made, certain exceptions and applicable law, there are no restrictions on the ability of: (a) the Company or any of its direct and indirect subsidiaries from paying dividends or making any other distributions or loans or advances to the Issuer or (b) the direct and indirect subsidiaries of the Company from paying dividends or making any other distribution or loans or advances to the Company.

Separate financial statements and other disclosures concerning the Issuer and the Guarantors are not presented because management has determined that they are not material to the investors. In lieu of the separate guarantor financial statements, management has presented audited consolidating financial information. The audited consolidating financial information presented below has been segregated between (a) the Issuer, (b) the Guarantors and (c) the non-Guarantor subsidiaries.

INTERTEK TESTING SERVICES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

ISSUER, GUARANTOR AND NON-GUARANTOR COMPANIES (CONTINUED)

STATEMENTS OF OPERATIONS
Three months to March 31, 1999

                                                 -------------------------------------------------------------------
                                                  Intertek   Guarantors       Non      Consolidation  Consolidated
                                                 Finance plc              -Guarantor    adjustments      totals
                                                                         subsidiaries
                                                  pounds000  pounds000    pounds000    pounds000     pounds000
                                                 -------------------------------------------------------------------

TOTAL GROUP REVENUES                                      --          --       102,767       (15,676)      87,091
Operating income/(costs)                                  52           2       (91,603)       15,676      (75,873)
Equity income of associated companies                     --          --            11            --           11
                                                 -------------------------------------------------------------------
OPERATING INCOME                                          52           2        11,175            --       11,229
Non-operating exceptional items                           --          --         2,244            --        2,244
                                                 -------------------------------------------------------------------
INCOME BEFORE INTEREST                                    52           2        13,419            --       13,473
Net interest receivable/(payable)                         11      (3,707)       (4,373)           --       (8,069)
                                                 -------------------------------------------------------------------
INCOME BEFORE TAXATION                                    63       3,705         9,046            --        5,404
Taxation                                                  (3)        177        (1,107)           --         (933)
                                                 -------------------------------------------------------------------
INCOME/(LOSS) AFTER TAXATION                              60      (3,528)        7,939            --        4,471
Minority interests                                        --          --          (762)           --         (762)
Dividends from/(to) group companies                       --         508          (508)           --           --
                                                 -------------------------------------------------------------------
NET INCOME/(LOSS)                                         60      (3,020)        6,669            --        3,709
                                                 -------------------------------------------------------------------
                                                 -------------------------------------------------------------------


STATEMENTS OF OPERATIONS

Three months to March 31, 1998

                                                 -------------------------------------------------------------------
                                                  Intertek   Guarantors       Non      Consolidation  Consolidated
                                                 Finance plc              -Guarantor    adjustments      totals
                                                                         subsidiaries
                                                  pounds000  pounds000    pounds000    pounds000     pounds000
                                                 -------------------------------------------------------------------
TOTAL GROUP REVENUES                                      --          --        96,430       (13,271)        83,159
Operating income/(costs)                                  (2)        (40)      (88,061)       13,271        (74,832)
Equity income of associated companies                     --          --          (301)           --           (301)
                                                 -------------------------------------------------------------------
OPERATING INCOME/(LOSS)                                   (2)       (40)         8,068            --          8,026
Net interest receivable/(payable)                         21     (5,795)        (1,627)           --         (7,401)
                                                 -------------------------------------------------------------------
INCOME/(LOSS) BEFORE TAXATION                             19     (5,835)         6,441            --            625
Taxation                                                 (52)       259           (549)           --           (342)
                                                 -------------------------------------------------------------------
INCOME/(LOSS) AFTER TAXATION                             (33)     (5,576)        5,892            --            283
Minority interests                                        --          --          (714)           --           (714)
Dividends from/(to) group companies                       --         169          (169)           --             --
                                                 -------------------------------------------------------------------
NET INCOME/(LOSS)                                        (33)     (5,407)        5,009            --           (431)
                                                 -------------------------------------------------------------------
                                                 -------------------------------------------------------------------

INTERTEK TESTING SERVICES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

ISSUER, GUARANTOR AND NON-GUARANTOR COMPANIES (CONTINUED)


BALANCE SHEETS
March 31, 1999

                                                      ---------------------------------------------------------------
                                                       Intertek  Guarantors  Non-Guarantor Consolidation Consolidated
                                                      Finance plc            subsidiaries   adjustments   totals
                                                       pounds000 pounds000    pounds000     pounds000     pounds000
                                                      ---------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash                                                            6       (40)         23,099           --       23,065
Trade receivables                                              --        --          66,157           --       66,157
Inventories                                                    --        --           3,649           --        3,649
Other current assets                                      125,691   254,853         237,212     (598,644)      19,112
Deferred taxation asset                                        --        --           1,318           --        1,318
                                                      ---------------------------------------------------------------
TOTAL CURRENT ASSETS                                      125,697   254,813         331,435     (598,644)     113,301
Goodwill                                                       --        --          13,365           --       13,365
Property, plant and equipment, net                             --        --          45,760           --       45,760
Investments in subsidiary undertakings                         --   334,939          71,630     (406,569)          --
Other investments                                              --        --             223           --          223
                                                      ---------------------------------------------------------------
TOTAL ASSETS                                              125,697   589,752         462,413   (1,005,213)     172,649
                                                      ---------------------------------------------------------------
                                                      ---------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY/(DEFICIT)
CURRENT LIABILITIES
Borrowings (including current portion of long term
   borrowings)                                                 --    26,665            (44)           --       26,621
Accounts payable, accrued liabilities and deferred
income                                                      5,529   211,718        459,378      (598,644)      77,981
Income taxes payable                                          (80)   (3,399)         8,741            --        5,262
                                                      ---------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                   5,449   234,984        468,075      (598,644)     109,864
Long term borrowings                                      120,108   156,934         (1,386)           --      275,656
Provisions for liabilities and charges                         --        --          5,965            --        5,965
Minority interests                                             --        --          5,083            --        5,083
SHAREHOLDERS' EQUITY/(DEFICIT)
Ordinary shares                                                50   103,880        203,093      (306,687)         336
Redeemable preference shares                                   --    86,657             --            --       86,657
Shares to be issued                                            --     2,793             --            --        2,793
Premium in excess of par value                                 --    26,659            812       (24,453)       3,018
Retained earnings/(deficit)                                    90   (22,155)      (219,229)      (75,429)    (316,723)
                                                      ---------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY/(DEFICIT)                          140   197,834        (15,324)     (406,569)    (223,919)

                                                      ---------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY/(DEFICIT)      125,697   589,752         462,413   (1,005,213)     172,649
                                                      ---------------------------------------------------------------
                                                      ---------------------------------------------------------------

INTERTEK TESTING SERVICES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

ISSUER, GUARANTOR AND NON-GUARANTOR COMPANIES (CONTINUED)


BALANCE SHEETS
December 31, 1998

                                                      ---------------------------------------------------------------
                                                       Intertek   Guarantors Non-Guarantor  Consolidation Consolidated
                                                      Finance plc            subsidiaries    adjustments    totals
                                                       pounds000 pounds000  pounds000         pounds000    pounds000
                                                      ---------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash                                                            6    (6,691)        23,457           --       16,772
Trade receivables                                              --        --         67,516           --       67,516
Inventories                                                    --        --          3,662           --        3,662
Other current assets                                      122,087   257,595        216,069     (580,510)      15,241
Deferred taxation asset                                        --        --          1,348           --        1,348
                                                      ---------------------------------------------------------------
TOTAL CURRENT ASSETS                                      122,093   250,904        312,052     (580,510)     104,539
Goodwill                                                       --        --         13,074           --       13,074
Property, plant and equipment, net                             --        --         45,951           --       45,951
Investments in subsidiary undertakings                         --   332,581         71,226     (403,807)          --
Other investments                                              --        --            231           --          231
                                                      ---------------------------------------------------------------
TOTAL ASSETS                                              122,093   583,485        442,534     (984,317)     163,795
                                                      ---------------------------------------------------------------
                                                      ---------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY/(DEFICIT)
CURRENT LIABILITIES
Borrowings (including current portion of long term
   borrowings)                                                 --    21,154          1,055           --       22,209
Accounts payable, accrued liabilities and deferred
income                                                      5,723   204,430        441,309     (580,510)      70,952
Income taxes payable                                          (83)   (3,119)         8,570           --        5,368
                                                      ---------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                   5,640   222,465        450,934     (580,510)      98,529
Long term borrowings                                      116,257   159,205         (1,898)          --      273,564
Provisions for liabilities and charges                         --        --          8,518           --        8,518
Minority interests                                             --        --          4,592           --        4,592
SHAREHOLDERS' EQUITY/(DEFICIT)
Ordinary shares                                                50   100,962        196,398     (297,074)         336
Redeemable preference shares                                   --    86,657             --           --       86,657
Shares to be issued                                            --     2,793             --           --        2,793
Premium in excess of par value                                 --    26,702            761      (24,445)       3,018
Retained earnings/(deficit)                                   146   (15,299)      (216,771)     (82,288)    (314,212)
                                                      ---------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY/(DEFICIT)                          196   201,815        (19,612)    (403,807)    (221,408)
                                                      ---------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY/(DEFICIT)      122,093   583,485        442,534     (984,317)     163,795
                                                      ---------------------------------------------------------------
                                                      ---------------------------------------------------------------

INTERTEK TESTING SERVICES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


ISSUER, GUARANTOR AND NON-GUARANTOR COMPANIES (CONTINUED)

STATEMENTS OF CASH FLOWS
Three months to March 31, 1999

                                                      ---------------------------------------------------------------
                                                       Intertek   Guarantors Non-Guarantor  Consolidation Consolidated
                                                      Finance plc            subsidiaries    adjustments    totals
                                                       pounds000 pounds000  pounds000         pounds000    pounds000
                                                      ---------------------------------------------------------------

Total operating cash inflow/(outflow)                          52    (2,770)        16,590           --       13,872
Returns on investments and servicing of finance             3,677      (502)        (4,168)          --         (993)
Taxation                                                       --       (94)          (943)          --       (1,037)
Capital expenditure and financial investment                   --        --         (2,017)          --       (2,017)
Acquisitions and disposals                                     --        --           (307)          --         (307)
                                                     ----------------------------------------------------------------
CASH INFLOW/(OUTFLOW) BEFORE FINANCING                      3,729    (3,366)         9,155           --        9,518
Financing                                                  (3,729)   10,023         (9,654)          --       (3,360)
                                                     ----------------------------------------------------------------
INCREASE/(DECREASE) IN CASH IN THE PERIOD                      --     6,657           (499)          --        6,158
                                                     ----------------------------------------------------------------
  RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN
  NET DEBT

INCREASE/(DECREASE) IN CASH IN THE PERIOD                      --     6,657           (499)          --        6,158
Cash inflow from increase in debt                              --     2,817            584           --        3,401
                                                     ----------------------------------------------------------------
Change in net debt resulting from cash flows                   --     9,474             85           --        9,559
Debt issued in lieu of interest payment                        --    (1,960)            --           --       (1,960)
Other non-cash movements                                     (144)      398           (732)          --         (478)
Exchange movements                                         (3,707)   (4,501)           876           --       (7,332)
                                                     ----------------------------------------------------------------
MOVEMENT IN NET DEBT IN THE PERIOD                         (3,851)    3,411            229           --         (211)
NET DEBT AT THE START OF THE PERIOD                      (116,251) (187,050)        24,300           --     (279,001)
                                                     ----------------------------------------------------------------
NET DEBT AT THE END OF THE PERIOD                        (120,102) (183,639)        24,529           --     (279,212)
                                                     ----------------------------------------------------------------
                                                     ----------------------------------------------------------------

INTERTEK TESTING SERVICES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

ISSUER, GUARANTOR AND NON-GUARANTOR COMPANIES (CONTINUED)


STATEMENTS OF CASH FLOWS
Three months to March 31, 1998

                                                      ---------------------------------------------------------------
                                                       Intertek   Guarantors Non-Guarantor  Consolidation Consolidated
                                                      Finance plc            subsidiaries    adjustments    totals
                                                       pounds000 pounds000  pounds000         pounds000    pounds000
                                                      ---------------------------------------------------------------
Total operating cash (outflow)/inflow                      (2,793)     7,762           567           --        5,536
Returns on investments and servicing of finance                21    (4,088)         3,923           --         (144)
Taxation                                                       --        --         (1,584)          --       (1,584)
Capital expenditure and financial investment                   --        --         (2,447)          --       (2,447)
Acquisitions and disposals                                     --        --           (199)          --         (199)
                                                     ----------------------------------------------------------------
CASH (OUTFLOW)/INFLOW BEFORE FINANCING                     (2,772)    3,674            260           --        1,162
Financing                                                   2,772    (3,673)           901           --           --
                                                     ----------------------------------------------------------------
INCREASE IN CASH IN THE PERIOD                                 --         1          1,161           --        1,162
                                                     ----------------------------------------------------------------
  RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN
  NET DEBT

INCREASE IN CASH IN THE PERIOD                                 --         1          1,161           --        1,162
Cash inflow from increase in debt                              --        --          1,080           --        1,080
                                                     ----------------------------------------------------------------
Change in net debt resulting from cash flows                   --         1          2,241           --        2,242
Debt issued in lieu of interest payment                        --    (1,707)            --           --       (1,707)
Other non-cash movements                                     (142)     (306)        (1,063)          --       (1,511)
Exchange movements                                           (732)      298           (519)          --         (953)
                                                     ----------------------------------------------------------------
MOVEMENT IN NET DEBT IN THE PERIOD                           (874)   (1,714)           659           --       (1,929)
NET DEBT AT THE START OF THE PERIOD                      (116,502) (160,449)        24,800           --     (252,151)
                                                     ----------------------------------------------------------------
NET DEBT AT THE END OF THE PERIOD                        (117,376) (162,163)        25,459           --     (254,080)
                                                     ----------------------------------------------------------------
                                                     ----------------------------------------------------------------

INTERTEK TESTING SERVICES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

ISSUER, GUARANTOR AND NON-GUARANTOR COMPANIES (CONTINUED)



 STATEMENTS OF OPERATIONS
 Three months to March 31, 1999

                                     ------------------------------------------------------------------------------------------
                                     Intertek Testing  Kite     ITS     Intertek  Testing  Yickson    Testing  Testing  Guarantor
                                     Testing  Holdings Overseas Holding Testing   Holdings Enterprise Holdings Holdings subsidiaries
                                     Services USA      Holdings Limited Services  Sweden   Limited    France   Germany    Total
                                       Ltd     Inc      BV              UK Ltd      AB                EURL      GmbH
                                     pounds   pounds   pounds   pounds  pounds    pounds   pounds     pounds   pounds    pounds
                                       000     000      000       000     000      000       000       000       000       000
                                     ------------------------------------------------------------------------------------------
REVENUES FROM CONTINUING OPERATIONS         --       --      --      --        --       --        --      --       --         --
Operating income/(costs)                    14       --       1      --        (8)      --        (4)     (1)      --          2
                                       ------------------------------------------------------------------------------------------
OPERATING (INCOME)/INCOME FROM              14       --       1      --        (8)      --        (4)     (1)      --          2
CONTINUING OPERATIONS
Net interest (payable)/receivable       (1,933)    (134)    (85)     --      (817)    (533)      (39)    (32)    (134)    (3,707)
                                       ------------------------------------------------------------------------------------------
(LOSS)/INCOME BEFORE TAXATION           (1,919)    (134)    (84)     --      (825)    (533)      (43)    (33)    (134)    (3,705)
Taxation                                    --      (56)     --      --       245       --       (10)     --       (2)       177
                                       ------------------------------------------------------------------------------------------
(LOSS)/INCOME AFTER TAXATION            (1,919)    (190)    (84)     --      (580)    (533)      (53)    (33)    (136)    (3,528)
Dividends from group companies              --      508      --      --        --       --        --      --       --        508
                                       ------------------------------------------------------------------------------------------
NET (LOSS)/INCOME                       (1,919)     318     (84)     --      (580)    (533)      (53)    (33)    (136)    (3,020)
                                       ------------------------------------------------------------------------------------------
                                       ------------------------------------------------------------------------------------------



STATEMENTS OF OPERATIONS
Three months to March 31, 1998

                                     ------------------------------------------------------------------------------------------
                                     Intertek Testing  Kite     ITS     Intertek  Testing  Yickson    Testing  Testing  Guarantor
                                     Testing  Holdings Overseas Holding Testing   Holdings Enterprise Holdings Holdings subsidiaries
                                     Services USA      Holdings Limited Services  Sweden   Limited    France   Germany    Total
                                       Ltd     Inc      BV              UK Ltd      AB                EURL      GmbH
                                     pounds   pounds   pounds   pounds  pounds    pounds   pounds     pounds   pounds   pounds
                                       000     000      000       000     000      000       000       000       000       000
                                     ------------------------------------------------------------------------------------------
REVENUES FROM CONTINUING OPERATIONS         --       --      --      --        --       --        --      --       --         --
Operating income/(costs)                   (35)      --       3      --        --       (2)       (6)     --       --        (40)
                                       ------------------------------------------------------------------------------------------
OPERATING INCOME/(LOSS) FROM               (35)      --       3      --        --       (2)       (6)     --       --        (40)
CONTINUING OPERATIONS
Net interest (payable)/receivable       (1,675)  (2,654)    (35)      2      (915)    (451)       16     (15)     (68)    (5,795)
                                       ------------------------------------------------------------------------------------------
(LOSS)/INCOME BEFORE TAXATION           (1,710)  (2,654)    (32)      2      (915)    (453)       10     (15)     (68)    (5,835)
Taxation                                    --      (36)     --      (1)      260       --        (3)     39       --        259
                                       ------------------------------------------------------------------------------------------
(LOSS)/INCOME AFTER TAXATION            (1,710)  (2,690)    (32)      1      (655)    (453)        7      24      (68)    (5,576)
Dividends from group companies              --      169      --      --        --       --        --      --       --        169
                                       ------------------------------------------------------------------------------------------
NET (LOSS)/INCOME                       (1,710)  (2,521)    (32)      1      (655)    (453)        7      24      (68)    (5,407)
                                       ------------------------------------------------------------------------------------------
                                       ------------------------------------------------------------------------------------------

INTERTEK TESTING SERVICES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

ISSUER, GUARANTOR AND NON-GUARANTOR COMPANIES (CONTINUED)

BALANCE SHEETS
March 31, 1999

                                     ------------------------------------------------------------------------------------------
                                     Intertek Testing  Kite     ITS     Intertek  Testing  Yickson    Testing  Testing  Guarantor
                                     Testing  Holdings Overseas Holding Testing   Holdings Enterprise Holdings Holdings subsidiaries
                                     Services USA      Holdings Limited Services  Sweden   Limited    France   Germany    Total
                                       Ltd     Inc      BV              UK Ltd      AB                EURL      GmbH
                                     pounds   pounds   pounds   pounds  pounds    pounds   pounds     pounds   pounds    pounds
                                       000     000      000       000     000      000       000       000       000       000
                                     ------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash                                       (67)      --      15       1         5        1         5      --        --       (40)
Other current assets                    63,518   94,873   1,936   4,351       577    4,342    84,552     704        --   254,853
                                       ------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                    63,451   94,873   1,951   4,352       582    4,343    84,557     704        --   254,813
Investments in subsidiary undertakings 128,624   98,550   5,693   3,696    64,418   24,466        --   3,481     6,011   334,939
                                       ------------------------------------------------------------------------------------------
TOTAL ASSETS                           192,075  193,423   7,644   8,048    65,000   28,809    84,557   4,185     6,011   589,752
                                       ------------------------------------------------------------------------------------------
                                       ------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Borrowings (including current portion
of long term borrowings)                13,526       --     640     612     4,205      981     6,701      --        --     6,665
Accounts payable, accrued liabilities
and deferred income                     40,821   98,086   3,275   1,343    13,136    3,881    47,046   2,754     1,376   211,718
Income taxes (receivable)/payable       (1,148)    (553)     --       5    (1,528)      --         2     (17)     (160)   (3,399)
                                       ------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES               53,199   97,533   3,915   1,960    15,813    4,862    53,749   2,737     1,216   234,984
Long term borrowings                    61,458       --   3,038   2,912    33,560   20,281    30,751      --     4,934   156,934
SHAREHOLDERS' EQUITY
Ordinary shares                            336   95,763   1,393   3,659        --    1,812        --     900        17   103,880
Redeemable preference shares            86,657       --      --      --        --       --        --      --        --    86,657
Shares to be issued                      2,793       --      --      --        --       --        --      --        --     2,793
Premium in excess of par value           3,018       --      --      --    22,709       --        50      --       882    26,659
Retained (deficit)/earnings            (15,386)     127    (702)   (483)  (7,082)    1,854         7     548    (1,038)  (22,155)
                                       ------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY/(DEFICIT)    77,418   95,890     691   3,176    15,627    3,666        57   1,448      (139)  197,834
                                       ------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS'
   EQUITY                              192,075  193,423   7,644   8,048    65,000   28,809    84,557   4,185     6,011   589,752
                                       ------------------------------------------------------------------------------------------
                                       ------------------------------------------------------------------------------------------

INTERTEK TESTING SERVICES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

ISSUER, GUARANTOR AND NON-GUARANTOR COMPANIES (CONTINUED)

BALANCE SHEETS
December 31, 1998



                                     ------------------------------------------------------------------------------------------
                                     Intertek Testing  Kite     ITS     Intertek  Testing  Yickson    Testing  Testing  Guarantor
                                     Testing  Holdings Overseas Holding Testing   Holdings Enterprise Holdings Holdings subsidiaries
                                     Services USA      Holdings Limited Services  Sweden   Limited    France   Germany    Total
                                       Ltd     Inc      BV              UK Ltd      AB                EURL      GmbH
                                     pounds   pounds   pounds   pounds  pounds    pounds   pounds     pounds   pounds    pounds
                                       000     000      000       000     000      000       000       000       000       000
                                     ------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash                                    (6,824)      --     123       1         3        1         5      --       --    (6,691)
Other current assets                    72,775   92,703   1,856   4,042       576    4,342    80,514     787       --    257,595
                                       ------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                    65,951   92,703   1,979   4,043       579    4,343    80,519     787       --    250,904
Investments in subsidiary undertakings 128,624   95,617   5,983   3,510    64,418   24,466        --   3,652    6,311    332,581
                                       ------------------------------------------------------------------------------------------
TOTAL ASSETS                           194,575  188,320   7,962   7,553    64,997   28,809    80,519   4,439    6,311    583,485
                                       ------------------------------------------------------------------------------------------
                                       ------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Borrowings (including current portion
of long term borrowings)                16,333       --     260     232     1,629      383     2,317      --       --     21,154
Accounts payable, accrued liabilities
and deferred income                     38,458   96,133   3,295   1,197    13,621    3,423    44,095   2,887    1,321    204,430
Income taxes (receivable)/payable       (1,148)    (536)     --       4    (1,283)      --        12      --     (168)    (3,119)
                                       ------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES               53,643   95,597   3,555   1,433    13,967    3,806    46,424   2,887    1,153    222,465
Long term borrowings                    57,568       --   3,595   3,174    34,899   20,819    33,983      --    5,167    159,205
SHAREHOLDERS' EQUITY
Ordinary shares                            336   92,913   1,463   3,476        --    1,812        --     944       18    100,962
Redeemable preference shares            86,657       --      --      --        --       --        --      --       --     86,657
Shares to be issued                      2,793       --      --      --        --       --        --      --       --      2,793
Premium in excess of par value           3,018       --      --      --    22,709       --        49      --      926     26,702
Retained (deficit)/earnings             (9,440)    (190)   (651)   (530)   (6,578)   2,372        63     608     (953)   (15,299)
                                       ------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY/(DEFICIT)    83,364   92,723     812   2,946    16,131    4,184       112   1,552       (9)   201,815
                                       ------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS'
   EQUITY                              194,575  188,320   7,962   7,553    64,997   28,809    80,519   4,439    6,311    583,485
                                       ------------------------------------------------------------------------------------------
                                       ------------------------------------------------------------------------------------------

INTERTEK TESTING SERVICES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

ISSUER, GUARANTOR AND NON-GUARANTOR COMPANIES (CONTINUED)

STATEMENTS OF CASH FLOWS
Three months to March 31, 1999

                                     ------------------------------------------------------------------------------------------
                                     Intertek Testing  Kite     ITS     Intertek  Testing  Yickson    Testing  Testing  Guarantor
                                     Testing  Holdings Overseas Holding Testing   Holdings Enterprise Holdings Holdings subsidiaries
                                     Services USA      Holdings Limited Services  Sweden   Limited    France   Germany    Total
                                       Ltd     Inc      BV              UK Ltd      AB                EURL      GmbH
                                     pounds   pounds   pounds   pounds  pounds    pounds   pounds     pounds   pounds    pounds
                                       000     000      000       000     000      000       000       000       000       000
                                     ------------------------------------------------------------------------------------------
Total operating cash (outflow)/inflow   (2,762)      --       5      --        (8)      --        (2)     (3)      --     (2,770)
Returns on investments and servicing
of finance                              (2,351)     495    (107)     --        --       --     1,491     (30)      --       (502)

Taxation paid                               --      (56)     --      --        --       --       (20)    (18)      --        (94)
                                       ------------------------------------------------------------------------------------------
CASH (OUTFLOW)/INFLOW BEFORE FINANCING  (5,113)     439    (102)     --        (8)      --     1,469     (51)      --     (3,366)
Financing                               11,870     (439)     --      --        10       --    (1,469)     51       --     10,023
                                       ------------------------------------------------------------------------------------------
INCREASE/(DECREASE) IN CASH              6,757       --    (102)     --         2       --        --      --       --      6,657
                                       ------------------------------------------------------------------------------------------

RECONCILIATION OF NET CASH FLOW TO
   MOVEMENT IN NET DEBT

INCREASE/(DECREASE) IN CASH              6,757       --    (102)     --         2       --        --      --       --      6,657
Cash inflow from increase in debt        2,817       --      --      --        --       --                --       --      2,817
                                       ------------------------------------------------------------------------------------------
Change in net debt resulting from
   cash flows                            9,574       --    (102)     --         2       --        --      --       --      9,474
Debt issued in lieu of interest         (1,960)      --      --      --        --       --        --      --       --     (1,960)
payment
Other non-cash movements                   (29)      --      (9)     (3)      401      (66)      118      --      (14)       398
Exchange adjustments                    (1,911)      --     180    (115)   (1,638)       6    (1,270)     --      247     (4,501)
                                       ------------------------------------------------------------------------------------------
Movement in net debt in the period       5,674       --      69    (118)   (1,235)     (60)   (1,152)     --      233      3,411
Net debt at start of period            (80,725)      --  (3,732) (3,405)  (36,525) (21,201)  (36,295)     --   (5,167)  (187,050)
                                       ------------------------------------------------------------------------------------------
NET DEBT AT END OF PERIOD              (75,051)      --  (3,663) (3,523)  (37,760) (21,261)  (37,447)     --   (4,934)  (183,639)
                                       ------------------------------------------------------------------------------------------
                                       ------------------------------------------------------------------------------------------

INTERTEK TESTING SERVICES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

ISSUER, GUARANTOR AND NON-GUARANTOR COMPANIES (CONTINUED)


STATEMENTS OF CASH FLOWS
Three months to March 31, 1998

                                     ------------------------------------------------------------------------------------------
                                     Intertek Testing  Kite     ITS     Intertek  Testing  Yickson    Testing  Testing  Guarantor
                                     Testing  Holdings Overseas Holding Testing   Holdings Enterprise Holdings Holdings subsidiaries
                                     Services USA      Holdings Limited Services  Sweden   Limited    France   Germany    Total
                                       Ltd     Inc      BV              UK Ltd      AB                EURL      GmbH
                                     pounds   pounds   pounds   pounds  pounds    pounds   pounds     pounds   pounds    pounds
                                       000     000      000       000     000      000       000       000       000       000
                                     ------------------------------------------------------------------------------------------

Total operating cash inflow/(outflow)       47    2,144      56      60       826      446     4,176      14       (7)     7,762
Returns on investments and servicing
of finance                                  32   (2,654)    (35)      2      (915)    (451)       16     (15)     (68)    (4,088)

Taxation received/(paid)                    --       --      --      --        --       --        --      --       --         --
Acquisitions and disposals                  --       --      --      --        --       --        --      --       --         --
                                       ------------------------------------------------------------------------------------------
CASH INFLOW/(OUTFLOW) BEFORE FINANCING      79     (510)     21      62       (89)      (5)    4,192      (1)     (75)     3,674
Financing                                  (79)     510     (19)    (63)       90        5    (4,192)      1       74     (3,673)
                                       ------------------------------------------------------------------------------------------
INCREASE/(DECREASE) IN CASH                 --       --       2      (1)        1       --        --      --       (1)         1
                                       ------------------------------------------------------------------------------------------

RECONCILIATION OF NET CASH FLOW TO
   MOVEMENT IN NET DEBT

INCREASE/(DECREASE) IN CASH                 --       --       2      (1)        1       --        --      --       (1)         1
Cash inflow from increase in debt           --       --      --      --        --       --        --      --       --         --
                                       ------------------------------------------------------------------------------------------
Change in net debt resulting from
   cash flows                               --       --       2      (1)        1       --        --      --       (1)         1
Debt issued in lieu of interest        (1,707)       --      --      --        --       --        --      --       --     (1,707)
payment
Other non-cash movements                   (24)      --     (22)     22       (89)     (53)     (129)     --      (11)      (306)
Exchange adjustments                      (420)      --     135     (48)     (238)     703        --      --      166        298
                                       ------------------------------------------------------------------------------------------
Movement in net debt in the period      (2,151)      --     115     (27)     (326)     650      (129)     --      154     (1,714)
Net debt at start of period            (51,350)      --  (3,865) (3,609)  (38,122) (22,374)  (36,397)     --   (4,732)  (160,449)
                                       ------------------------------------------------------------------------------------------
NET DEBT AT END OF PERIOD              (53,501)      --  (3,750) (3,636)  (38,448) (21,724)  (36,526)     --   (4,578)  (162,163)
                                       ------------------------------------------------------------------------------------------
                                       ------------------------------------------------------------------------------------------

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 6-K and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


INTERTEK TESTING SERVICES LIMITED
(Registrant)


By:       /S/  WILLIAM SPENCER
   --------------------------------
       Name:      William Spencer
       Title:     Director
       Date:      May 14, 1999

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 6-K and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


INTERTEK TESTING SERVICES LIMITED
(Registrant)


By:
    -----------------------------------
       Name:      William Spencer
       Title:     Director
       Date:      May 14, 1999